Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-84876


PROSPECTUS
----------

                             TRIZEC PROPERTIES, INC.


                        10,000,000 SHARES OF COMMON STOCK
                                 $0.01 Par Value
                                ----------------


          Under this prospectus, Trizec Canada Inc., as a selling stockholder, is offering and may from time to time sell up to 10,000,000 shares of our common stock for the purpose of satisfying redemptions by Trizec Canada Inc. shareholders of Trizec Canada Inc. shares from time to time. At its election, Trizec Canada Inc. may satisfy these redemptions with shares of our common stock or cash. We will pay all expenses in connection with any offering and sale. We have not engaged an underwriter for this purpose. Our registration of our shares of common stock does not mean that Trizec Canada Inc. will offer or sell any of our shares.

                                ----------------


          Our common stock is currently listed on the New York Stock Exchange under the symbol "TRZ." The last reported sale price of our common stock, as reported on the New York Stock Exchange on October 21, 2003, was $13.33 per share.

                                ----------------

          We impose certain restrictions on the ownership of our common stock so that we can maintain our qualification as a domestically-controlled real estate investment trust, or REIT. You should read the information under the heading "Description of Capital Stock--Restrictions on Ownership of our Capital Stock" in this prospectus for a description of those restrictions.

                                ----------------

Investing in shares of our common stock involves risks. See "Risk Factors" beginning on page 3.

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          You should read this prospectus, the documents that are incorporated by reference in this prospectus and any prospectus supplement carefully before you decide to invest. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                                ----------------

          Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                ----------------

                The date of this prospectus is October 22, 2003.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

The Company....................................................................1
Risk Factors...................................................................3
About This Prospectus.........................................................16
Forward-Looking Statements....................................................16
Use of Proceeds...............................................................17
Policy with Respect to Certain Activities.....................................18
Selling Stockholder...........................................................21
Description of Capital Stock..................................................22
Certain Provisions of Delaware Law and the Company's
   Certificate and Bylaws.....................................................32
Certain United States Federal Income Tax Considerations.......................34
Plan of Distribution..........................................................42
Legal Matters.................................................................42
Experts.......................................................................42
Reconciliation of Non-GAAP Financial Measures.................................42
Where You Can Find More Information...........................................44
Incorporation By Reference....................................................44


          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any offer or sale of our common stock.

          In this prospectus, the terms "we," "us," "our" and "our company" refer to Trizec Properties, Inc. and its consolidated subsidiaries. For purposes of this prospectus, the subsidiaries of a person include all entities that such person controls.




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


                                   THE COMPANY

Overview

          We are one of the largest fully integrated, self-managed, publicly traded real estate investment trusts, or REITs, in the United States. At June 30, 2003, we had total assets of $5.4 billion and owned interests in or managed 69 U.S. office properties containing approximately 47.9 million square feet, with our pro rata ownership interest totaling approximately 41.2 million square feet. Our office properties are concentrated in seven core markets in the United States located in the following major metropolitan areas: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C.

          We were originally incorporated as Trizec (USA) Holdings, Inc. in Delaware on October 25, 1989. We changed our name to TrizecHahn (USA) Corporation in 1996 and to Trizec Properties, Inc. in 2002.

The Corporate Reorganization

          On May 8, 2002, a plan of arrangement implementing a corporate reorganization of TrizecHahn Corporation, our former parent company, became effective. As a result of this reorganization, we became a publicly traded REIT and own all of the U.S. assets that TrizecHahn Corporation owned, directly or indirectly, prior to the corporate organization. Also pursuant to this corporate reorganization, TrizecHahn Corporation became an indirect, wholly owned subsidiary of Trizec Canada Inc., a company incorporated under the Canada Business Corporations Act.

          The corporate reorganization was designed to create a publicly traded REIT while reducing withholding tax liabilities and minimizing the recognition of potential tax liabilities on unrealized appreciation in value that were present in TrizecHahn Corporation's ownership structure prior to the reorganization. The corporate reorganization was also intended to create economic equivalence between shares of our common stock and Trizec Canada Inc. subordinate voting shares or multiple voting shares.

          The reorganization was implemented pursuant to a plan of arrangement that was approved by the Ontario Superior Court of Justice and TrizecHahn Corporation's shareholders. Upon implementation of the plan of arrangement, holders of TrizecHahn Corporation's subordinate voting shares exchanged their shares on a one-for-one basis for shares of our common stock; exchange certificates representing underlying shares of our common stock; and/or Trizec Canada subordinate voting shares.

          The exchange certificates were exchangeable for our common stock on a one-for-one basis during a three-month exchange period. At the end of that exchange period, all exchange certificates that remained outstanding expired, and the shares of common stock underlying those exchange certificates were sold on the open market to qualifying U.S. persons. As a result, approximately 60% of our common stock is owned primarily by qualifying U.S. persons. The remaining approximately 40% of our common stock is owned indirectly by Trizec Canada through its subsidiaries, with the result that Trizec Canada indirectly holds one share of our common stock for each outstanding Trizec Canada subordinate voting share.

          In addition to owning shares of our common stock, Trizec Canada, indirectly through its subsidiaries, owns all shares of our Class F convertible stock and special voting stock. Trizec Canada's indirect ownership of our Class F convertible stock and special voting stock is intended to maintain the economic equivalence described above. The Class F convertible stock is convertible into our common stock in certain tax-related circumstances so that Trizec Canada and its subsidiaries, on the one hand, and our other stockholders, on the other hand, may share ratably certain future taxes that TrizecHahn Corporation, Trizec Canada or their subsidiaries may incur in those specified circumstances. In addition, Trizec Canada will receive, directly or indirectly, dividends on our special voting stock to address certain non-Canadian tax liabilities of Trizec Canada's indirect, wholly-owned Hungarian subsidiary and its direct and indirect shareholders. These dividends, when aggregated with dividends received by the Hungarian subsidiary on our common stock and after deducting related non-Canadian taxes, will equal the dividends received by our U.S. stockholders on our common stock on a per share basis. Dividends on our special voting stock will be payable only in connection with common stock dividends paid within 66 months after the corporate reorganization.

          Our special voting stock also entitles its holder to votes that, when aggregated with votes of shares of common stock held by Trizec Canada or its subsidiaries, represent a majority of the votes in elections of our board of directors. As a result of the special voting right, provided that Trizec Canada holds at least 5% of our common stock, Trizec Canada and its majority shareholder will have voting control over the election of our directors, even though Trizec Canada will not own a majority of our common stock. This special voting right will expire on January 1, 2008.

          Also under the plan of arrangement, all outstanding stock options of TrizecHahn Corporation were cancelled and exchanged for either (1) options to purchase our common stock, (2) warrants to purchase our common stock or (3) options to purchase Trizec Canada subordinate voting shares. Consistent with the one-for-one exchange ratio, the intrinsic value of each of our options or warrants or each Trizec Canada option immediately after the corporate reorganization was substantially the same as the intrinsic value of the replaced TrizecHahn Corporation option immediately prior to the corporate reorganization. By intrinsic value, we mean the then current market value of the shares subject to the option or warrant less the exercise price.

          Additionally, to preserve the economic equivalence between one share of our common stock and one Trizec Canada subordinate voting share, Trizec Canada holds warrants to purchase one share of our common stock for each Trizec Canada option issued in the corporate reorganization. All warrants to purchase our shares have a fixed term that is not contingent on continued service with us or Trizec Canada as an employee, officer or director. The warrants are freely transferable and fully vested and exercisable.

          For more information about the reorganization, please see "Item 1--Business--The Corporate Reorganization" in our Annual Report on Form 10-K, filed on March 27, 2003.

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          Our principal executive offices are located at 233 South Wacker Drive,
46th Floor, Chicago, Illinois 60606 and our telephone number at that address is
(312) 798-6000.



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



                                  RISK FACTORS

          You should carefully consider the risks described below. These risks are not the only ones that our company may face. Additional risks not presently known to us or that we currently consider immaterial may also impair our business operations and hinder our ability to make expected distributions to our stockholders.

          This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below or elsewhere in this prospectus.

                         Risks Relating To Our Business

Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

          Our economic performance, the value of our real estate assets and, therefore, the value of your investment are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to:

          o    changes in the general and local economic climate;

          o the cyclical nature of the real estate industry and possible oversupply of, or reduced demand for, space in our core markets;

          o trends in the retail industry, in employment levels and in consumer spending patterns;

          o    changes in interest rates and the availability of financing;

          o    competition from other properties;

          o further declines in the overall economic activity in our core markets;

          o changes in market rental rates and our ability to rent space on favorable terms;

          o the bankruptcy, insolvency or credit deterioration of our tenants;

          o the need to periodically renovate, repair and re-lease space and the costs thereof;

          o    increases in maintenance, insurance and operating costs;

          o civil unrest, acts of terrorism, earthquakes and other natural disasters or acts of God that may result in uninsured losses;

          o    the attractiveness of our properties to tenants; and

          o changes in the availability and affordability of insurance on commercially reasonable terms, in levels of coverage for our real estate assets and in exclusions from insurance policies for our real estate assets.

          In addition, applicable federal, state and local regulations, zoning and tax laws and potential liability under environmental and other laws may affect real estate values. Real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio quickly in response to changes in economic or other conditions is limited. Further, we must make significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, throughout the period that we own real property regardless of whether the property is producing any income. The risks associated with real estate investments may adversely affect our operating results and financial position, and, therefore, may adversely affect the amount of our dividends or our ability to pay those dividends.

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.

          Scheduled lease expirations in our U.S. office portfolio over the next five years average approximately 9.9% annually, based on owned space at June 30, 2003. When leases for our properties expire, we may be unable to promptly renew leases with existing tenants or lease the properties to new tenants. In addition, even if we were able to enter into renewal or new leases in a timely manner, the terms of those leases may be less favorable to us than the terms of expiring leases because:

          o the rental rates of the renewal or new leases may be significantly lower than those of the expiring leases; or

          o tenant installation costs, including the cost of required renovations or concessions to tenants, may be significant.

          We expect significant lease expirations in the remainder of 2003 among our office properties in Dallas, Houston and the Washington, D.C. area. In order to enter into renewal or new leases for large blocks of space in these markets, we may incur substantial tenant installation costs. If we are unable to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases, our cash flows and operating results would suffer, which could reduce the amount of our dividends.

If a significant number of our tenants defaulted or sought bankruptcy protection, our cash flows and operating results would suffer.

          A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant's inability to make rental payments when due. In addition, a tenant of any of our properties may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of such tenant's lease and cause a reduction in our cash flows. Although we have not experienced material losses from tenant bankruptcies, we cannot assure you that tenants will not file for bankruptcy or similar protection in the future resulting in material losses.

          We cannot evict a tenant solely because of its bankruptcy. A court, however, may authorize a tenant to reject and terminate its lease with us. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt tenant will pay in full amounts it owes us under a lease. The loss of rental payments from tenants and costs of re-leasing would adversely affect our cash flows and operating results, thereby reducing the amount of our dividends.

Our business is substantially dependent on the economic climates of seven core markets.

          Our real estate portfolio consists mainly of office properties in seven core markets, located in the following major metropolitan areas: Atlanta, Chicago, Dallas, Houston, Los Angeles, New York and Washington, D.C. As a result, our business is substantially dependent on the economies of these markets. As a result of the current slowdown in economic activity, there has been an increase in vacancy rates for office properties in all of these markets. A continuing, prolonged downturn in the economies of these core markets, or the impact that a downturn in the overall national economy may have upon these economies, could result in further reduced demand for office space. Although we believe that our real estate portfolio is significantly diversified, a material downturn in demand for office space in any one of our core markets could have a material impact on our ability to lease the office space in our portfolio and may adversely impact our cash flows, operating results and the amount of our dividends.

We may be unable to complete the disposition of our non-core retail/entertainment properties on a timely basis or on acceptable terms.

          We are currently completing the stabilization of two retail/entertainment centers: Hollywood & Highland in Los Angeles, California, and Desert Passage in Las Vegas, Nevada. We plan to hold both of these projects until we



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

determine that we can realize an acceptable level of value upon disposition. A number of factors may impair our ability to dispose of these properties on a timely basis or on acceptable terms, including:

          o physical characteristics, mixes of tenants and uses, required operating resources and expertise and "anchor" tenants or other attributes that might not be considered typical for a retail/entertainment complex;

          o    the relatively large size and value of the assets;

          o    their relatively short operating histories;

          o the requirements of, and dependence of the relevant project on, contractual and working relationships with key tenants, operators, government authorities and other third parties;

          o the co-tenancy requirements in certain leases, which could negatively impact occupancy levels;

          o the limited number of parties with the strategic interest and financial capability to be potential buyers of these properties;

          o competition for tenants or customers from other projects or destinations; and

          o fluctuating and seasonal demands of business travelers and tourism, and economic conditions that may affect the demand for travel in general.

          In addition, the unaffiliated owners of the Aladdin Hotel and Casino, which adjoins Desert Passage, filed for Chapter 11 reorganization under the U.S. Bankruptcy Code in September 2001. On August 28, 2003, the Bankruptcy Court approved Aladdin's Plan for Reorganization. The plan is contingent upon the purchaser of Aladdin's assets obtaining various permits, including (without limitation) a gaming license. However, the existence of the pending bankruptcy could adversely affect our ability to sell Desert Passage by:

          o impairing the public perception and interest of potential patrons, tenants and purchasers in Desert Passage as a result of the perceived association with the Aladdin;

          o limiting or delaying our collection or enforcement of amounts or obligations owed to us by the Aladdin; and

          o complicating or delaying the removal of liens potentially affecting Desert Passage.

          The bankruptcy of the Aladdin may have a negative impact on the property operating income of Desert Passage while we hold it for disposition, which could adversely affect our operating results.

We may have difficulty selling our properties, which may limit our flexibility.

          Large and high quality office properties like the ones that we own can be difficult to sell, especially if local market conditions are poor. This may limit our ability to change our portfolio promptly in response to changes in economic or other conditions. In addition, federal tax laws impact our decisions to sell properties that we have owned for fewer than four years, and this may affect our ability to sell properties without adversely affecting returns to our stockholders. Even if we do sell our properties, we may choose to acquire additional properties within a certain time-frame to avoid adverse tax consequences and take advantage of tax-free exchange provisions. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

The impact of September 2001 terrorist attacks and the continuing threat of terrorism may adversely affect operating results from our properties, as well as our ability to sell properties that we are holding for disposition on a timely basis or on acceptable terms.

          The September 2001 terrorist attacks and the ongoing threat of terrorism have had an adverse affect on the U.S. economy and, in particular, the economies of the U.S. cities that comprise our core markets. The fear of terrorist attacks has particularly impacted the tourism industry, upon which many of our core markets, as well as our two retail/entertainment properties, rely for a significant portion of their income. This economic impact could adversely affect our operating results by reducing the number of tenants or the financial capacity of tenants in our office properties, as well as by reducing the number of guests and patrons at our retail/entertainment properties.

          Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat, which could be heightened in the event that the U.S. engages in armed conflict. This could have a material adverse affect on our ability to lease the office space in our portfolio. Furthermore, the implementation of increased security measures at our properties increases property costs, which we may not be able to fully pass on to tenants. Each of these factors would have a material adverse impact on our operating results and cash flow, as well as the amount of our dividends.

Our financial covenants could adversely affect our financial condition and results of operations.

          The financings secured by our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, our secured revolving credit facility contains certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including debt ratios that we are required to maintain.

          We expect to rely on borrowings under this credit facility for working capital, liquidity, funds for dividends and to finance potential future acquisition and development activities. Our ability to borrow under our credit facility is subject to compliance with our financial and other covenants. If we are unable to borrow under our credit facility, or to refinance existing indebtedness, our financial condition and results of operations would likely be adversely impacted. If we breach covenants in a debt agreement, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, can take possession of the property securing the loan. In addition, some of our financings may be cross-defaulted or cross-accelerated to our other indebtedness. A cross-default or cross-acceleration may give the lenders under those financings the right also to declare a default or accelerate payment of the loan.

Our degree of leverage may adversely affect our business and the market price of our common stock.

          At June 30, 2003, our leverage, which we define as the ratio of our mortgage debt and other loans to the sum of mortgage debt and other loans and the book value of stockholders' equity, was approximately 63%.

          Our degree of leverage could adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, developments or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in our business or the economy generally. We do not currently have a policy limiting our degree of leverage, nor do our organizational documents contain such limits. We have entered into certain financial agreements that contain financial and operating covenants limiting our ability under certain circumstances to incur additional indebtedness. There is also a risk that a significant increase in the ratio of our indebtedness to the measures of asset value used by financial analysts may have an adverse effect on the market price of our common stock.

Compliance with our tax cooperation agreement with Trizec Canada may limit our flexibility in making real estate investments and conducting our business.

          In connection with the corporate reorganization, we entered into a tax cooperation agreement with TrizecHahn Office Properties Ltd., a wholly-owned, Canadian subsidiary of TrizecHahn Corporation. Under the agreement, we have agreed to continue to conduct our business activities with regard to the consequences under Canadian tax legislation to TrizecHahn Office Properties Ltd., related Canadian corporations and Trizec Canada Compliance with this agreement may require us to conduct our business in a manner that may not always be the most efficient or effective because of potential adverse Canadian tax consequences. Furthermore, we may incur incremental costs due to the need to reimburse these entities for any negative tax consequences.



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

Our historical financial information may not be representative of our financial position, operating results and cash flows as a separate company.

          Our combined consolidated financial statements for periods prior to the effective date of the corporate reorganization have been carved out from the consolidated financial statements of TrizecHahn Corporation using the historical operating results and historical bases of the assets and liabilities of the businesses that we comprise. Accordingly, the historical financial information that we have included in this prospectus does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone public entity during all of the periods presented.

          Prior to the effective date of the corporate reorganization, TrizecHahn Corporation accounted for us as, and we operated as, a separate, stand-alone entity. Our costs and expenses include payments made to TrizecHahn Corporation for direct reimbursement of third-party purchased services and a portion of salaries, for certain employees, for direct services rendered. We consider these charges to be reasonable reflections of the use of services provided to us for the benefit that we received.

          Our historical financial information is not necessarily indicative of what our operating results, financial position and cash flows will be in the future. We have not made adjustments to our historical financial information to reflect changes that have occurred in our cost structure as a result of the corporate reorganization, including increased costs associated with being a publicly traded, stand-alone company. These incremental costs included, but are not limited to, additional senior management compensation expense to supplement the existing management team, and internal and external public company corporate compliance costs.

If we are unable to manage our interest rate risk effectively, our cash flows and operating results may suffer.

          At June 30, 2003 we had approximately $923 million of debt outstanding that is subject to variable interest rates, and we may incur additional debt that bears interest at variable rates. Accordingly, if interest rates increase, our debt costs will also increase. To manage our overall interest rate risk, we enter into fixed rate loans and floating rate loans. We also enter into interest rate protection agreements consisting of swap contracts and cap contracts in order to mitigate the effect of increasing rates on a portion of our floating rate debt. Developing an effective interest rate strategy, however, is complex, and no strategy can completely insulate us from the risks associated with interest rate fluctuations. Despite our hedging activities, we cannot assure you that we will be able to manage our interest rate risk effectively or that our variable rate exposure will not have a material adverse effect on our cash flows, operating results and cash available for distribution. Furthermore, our interest rate hedging arrangements may expose us to additional risks, including additional costs, such as transaction fees or breakage costs, or requirements to post collateral for hedges that may have decreased in value since execution. Although our interest rate risk management policy establishes minimum credit ratings for counterparties, this does not eliminate the risk that a counterparty may fail to honor its obligations. We cannot assure you that our hedging activities will have the desired beneficial impact on our results of operations or financial condition.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

          We carry insurance on our properties of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We believe all of our properties are adequately insured. The property insurance that we maintain has historically been on an "all risk" basis, which until 2003 included losses caused by acts of terrorism. Following the terrorist activity of September 11, 2001 and the resulting uncertainty in the insurance market, insurance companies generally excluded insurance against acts of terrorism from their "all risk" policies. As a result, our "all risk" insurance coverage currently contains specific exclusions for losses attributable to acts of terrorism. In light of this development, for 2003 we purchased stand-alone terrorism insurance on a portfolio-wide basis with annual aggregate limits that we consider commercially reasonable, considering the availability and cost of such coverage. Our current terrorism coverage carries an aggregate limit of $250 million on a portfolio-wide basis. Since the limit with respect to our portfolio may be less than the value of the affected properties, terrorist acts could result in property damage in excess of our current coverage, which could result in significant losses to our company due to the loss of revenues from the impacted property and the capital we would have to invest in that property. Any such circumstance could have a material adverse effect on our financial condition and results of operations.

          The federal Terrorism Risk Insurance Act, enacted in November 2002, requires regulated insurers to make available coverage for certified acts of terrorism (as defined by the statute) under property insurance policies, but we cannot currently anticipate whether the scope and cost of such coverage will compare favorably to stand-alone terrorism insurance, and thus whether it will be commercially reasonable for us to change our coverage for acts of terrorism going forward.

          Some of our lenders have taken or may take the position that our insurance coverage against acts of terrorism no longer complies with covenants in our debt agreements. Our lenders may also object to other technical provisions of our insurance coverage. If a lender takes the position that our insurance coverage is not in compliance with covenants in a debt agreement, we could be deemed to be in default under the agreement. Alternately, we may be required to obtain additional insurance to comply with the covenants. While we have received notices to the effect that our insurance coverage may not comply with loan covenants, we have reviewed our coverage and the loan documents and believe that we comply with those documents and adequately protect the lenders' interests. We have initiated discussions with these lenders and will do so with any others who take a similar position to satisfy their concerns and assure that their interests and ours are adequately protected. To the extent that we are unable to pass the costs of any additional insurance on to tenants, these costs may have an adverse affect on our cash flows and, therefore, on the amount of our dividends. If we do pass the additional costs on to tenants, the resulting increased rents may adversely affect the marketability of leased space in our properties. Additionally, in the future our ability to obtain debt financing, or the terms of such financing, may be adversely affected if lenders insist upon additional requirements or greater insurance coverage against acts of terrorism than may be available to us in the marketplace at rates or on terms that are commercially reasonable.

          We will continue to monitor the state of the insurance market, but we do not currently expect that coverage for acts of terrorism on terms comparable to pre-2002 policies will become available on commercially reasonable terms.

          We carry earthquake insurance on our properties located in areas known to be subject to earthquakes in an amount and subject to deductibles that we believe are commercially reasonable. However, the amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. As a result of increased costs of coverage and decreased availability, the amounts of the third party earthquake insurance we may be able to purchase on commercially reasonable terms may be reduced. In addition, we may discontinue earthquake insurance on some or all of our properties in the future if the premiums exceed our estimation of the value of the coverage.

          There are other types of losses, such as from wars, acts of bio-terrorism or the presence of mold at our properties, for which we cannot obtain insurance at all or at a reasonable cost. With respect to such losses and losses from acts of terrorism, earthquakes or other catastrophic events, if we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties. Depending on the specific circumstances of each affected property, it is possible that we could be liable for mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect our business and financial condition and results of operations.

          Additionally, although we generally obtain owner's title insurance policies with respect to our properties, the amount of coverage under such policies may be less than the full value of such properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, we could lose all or part of our investment in, and anticipated income and cash flows from, that property.

Fixed real estate costs may intensify revenue losses when income from our properties decreases.

          Our financial results depend primarily on leasing space in our office properties to tenants on terms favorable to us. Costs associated with real estate investment, such as real estate taxes and maintenance and other operating costs, generally do not decrease even when a property is not fully occupied, or the rate of retail sales at a project decreases, or other circumstances cause a reduction in income from the property. Cash flow and income from the operations of our properties may be reduced if a tenant does not pay its rent. Under those circumstances, we might not be able to enforce our rights as landlord without delays, we may be unable to re-lease properties on favorable terms and we might incur substantial legal costs. Additionally, new properties that we may acquire or develop may not produce significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is fully leased. Each of these circumstances can further reduce cash flows and operating results by requiring us to expend capital to cover our fixed real estate costs, thereby reducing the amount of our dividends.

Our competitors may adversely affect our ability to lease our properties, which may cause our cash flows and operating results to suffer.

         We face significant competition from developers, managers and owners of office, retail and mixed-use properties in seeking tenants for our properties. Substantially all of our properties face competition from similar properties in the same markets. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have a material adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer, and consequently we may reduce the amount of our dividends.

We face risks associated with property acquisitions.

          Assuming we are able to obtain capital on commercially reasonable terms, and that market conditions warrant it, we may acquire new office properties. Competition from other well-capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds, may significantly increase the purchase price or prevent us from acquiring a desired property. We may be unable to finance acquisitions on favorable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse affect on our results of operations and financial condition.

Because we must distribute a substantial portion of our net income to qualify as a REIT, we may be dependent on third-party sources of capital to fund our future capital needs.

          To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund all of our future capital needs, including capital for property acquisitions and developments, from our net income. Therefore, we may have to rely on third-party sources of capital, which may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. Moreover, additional debt financings may further increase our leverage.

We face risks associated with the use of debt to finance our business, including refinancing risk.

          We incur debt in the ordinary course of our business. We expect that we will repay prior to maturity only a small portion of the principal of our debt. We therefore plan to meet our maturing debt obligations partly with existing cash and available credit, cash flows from operations and sales of non-core assets, but primarily through the refinancing of maturing debt obligations with other debt. We are subject to risks normally associated with debt financing, and our ability to refinance our debt will depend on:

          o    our financial position;

          o    the estimated cash flow of our properties;

          o    the value of our properties;

          o    liquidity in the debt markets;

          o the availability on commercially acceptable terms of insurance coverage required by lenders;

          o    general economic and real estate market conditions; and

          o financial, competitive, business and other factors, including factors beyond our control.

          We cannot assure you that any refinancing of debt with other debt will be possible on terms that are favorable or acceptable to us. If we cannot refinance, extend or pay principal payments due at maturity with the proceeds of other capital transactions, such as new equity capital, our cash flows will not be sufficient in all years to repay debt as it matures.

Restrictions in loan agreements may limit the distributions we receive from our operating subsidiaries and the amounts available for distributions to you as dividends on our common stock.

          We conduct our operations through operating subsidiaries. We and some of our subsidiaries, including subsidiaries that carry on a substantial part of our overall business, are parties to loan agreements containing provisions that require the maintenance of financial ratios and impose limitations on additional indebtedness and distributions in respect of capital stock. These provisions may limit the amount and flexibility of our current and future financings, the receipt of cash distributions from some of our subsidiaries and, therefore, the amounts that will be available for distributions to you as dividends on our common stock. In addition, to qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. The provisions in loan agreements discussed above may impair our ability to make the requisite distributions to our stockholders and may force us to borrow funds on a short-term basis to meet the distribution requirements. We cannot assure you that we will be able to borrow funds on terms that are favorable to us.

Our success depends on key personnel whose continued service is not guaranteed.

          We depend on the efforts of executive officers and other key personnel, particularly Timothy H. Callahan, our President and Chief Executive Officer. Among the reasons that they are important to our success is that each has a national reputation which attracts business and investment opportunities and assists us in negotiations with lenders. Our regional executive officers also have strong regional reputations. Their reputations aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. While we believe we could find replacements for these key personnel, the loss of their services could adversely impact our relationships with potential tenants, lenders and industry personnel.

Environmental problems at our properties are possible and may be costly.

          We are subject to various federal, state and local laws and regulations relating to environmental matters. Under these laws, we are exposed to liability primarily as an owner or operator of real property and, as such, we may be responsible for the cleanup or other remediation of contaminated property, which could result in substantial costs that could adversely affect our operating results and cash flow.

          We believe that our exposure to environmental liabilities under currently applicable laws is not material. We cannot assure you, however, that we currently know of all circumstances that may give rise to such exposure. Furthermore, environmental laws and regulations can change rapidly, and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on our operating results or financial condition.

If we were required to accelerate our efforts to comply with the Americans with Disabilities Act, our cash flows and operating results could suffer.

          All of our properties must comply with the Americans with Disabilities Act, or the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities", but generally requires that buildings be made accessible to people with disabilities. Compliance with ADA requirements could require us to remove access barriers, and non-compliance could result in the imposition of fines by the U.S. government or an award of damages to private litigants. We believe that the costs of compliance with the ADA will not have a material adverse effect on our cash flows or operating results. However, if we must make changes to our properties on a more accelerated basis than we anticipate, or if we are required to make substantial alterations or capital expenditures in any of our properties, our cash flows and operating results could suffer.

Additional regulations applicable to our properties could require us to make substantial expenditures to ensure compliance, which could adversely affect our cash flows and operating results.

          Our properties are, and properties that we may acquire in the future will be, subject to various federal, state and local regulatory requirements such as local building codes and other similar regulations. If we fail to comply with these requirements, governmental authorities may impose fines on us or private litigants may be awarded damages against us.

          We believe that our properties are currently in substantial compliance with all applicable regulatory requirements. New regulations or changes in existing regulations applicable to our properties, however, may require us to make substantial expenditures to ensure regulatory compliance, which would adversely affect our cash flows and operating results.

We do not have sole control over the properties that we hold with co-venturers or partners or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

          We participate in seven office and two retail joint ventures or partnerships. The office properties that we own through joint ventures or partnerships total approximately 5.8 million square feet, with our ownership interest totaling approximately 2.9 million square feet. A joint venture or partnership involves risks, including the risk that a co-venturer or partner:

          o may have economic or business interests or goals that are inconsistent with our economic or business interests or goals;

          o may take actions contrary to our instructions or requests, or contrary to our policies or objectives with respect to our real estate investments;

          o may have to give its consent with respect to certain major decisions, including the decision to distribute cash, refinance a property or sell a property; and

          o may become bankrupt, limiting its ability to meet calls for capital contributions and potentially making it more difficult to refinance or sell the property.

          We do not have sole control of certain major decisions relating to the properties that we own through joint ventures, including decisions relating to:

          o    the sale of the properties;

          o    refinancing;

          o timing and amount of distributions of cash from such properties to us;

          o    capital improvements; and

          o    calling for capital contributions.

          In some instances, although we are the property manager for a joint venture, the other joint venturer retains approval rights over specific leases or our leasing plan. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party's interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

Our failure to qualify as a REIT would decrease the funds available for distribution to our stockholders and adversely affect the market price of our common stock.

          If we fail to qualify for taxation as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for dividend distributions due to the following reasons:

          o we will be subject to tax on our taxable income at regular corporate rates;

          o we will not be able to deduct, and will not be required to make, distributions to stockholders in any year in which we fail to qualify as a REIT;

          o we could be subject to federal alternative minimum tax or increased state and local taxes; and

          o unless we are entitled to relief under specific statutory provisions, we will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification.

          In addition, failing to qualify as a REIT could impair our ability to raise capital and expand our business, and could adversely affect the market price of our common stock.

          Determination of REIT status is highly technical and complex. Even a technical or inadvertent mistake could endanger our REIT status. The determination that we qualify as a REIT requires an analysis of various factual matters and circumstances that may not be within our control. For example, the Internal Revenue Service, or IRS, could change tax laws and regulations or the courts may issue new rulings that make it impossible for us to maintain REIT status. We do not believe that any pending or proposed law changes could change our REIT status. We cannot guarantee, however, that we will continue to be qualified and taxed as a REIT because our qualification and taxation as a REIT will depend upon our ability to meet the requirements imposed under the Internal Revenue Code of 1986, as amended, on an ongoing basis.

In order to maintain our status as a REIT, we may be forced to borrow funds during unfavorable market conditions.

          To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. This requirement limits our ability to accumulate capital. We may not have sufficient cash or other liquid assets to meet REIT distribution requirements. As a result, we may need to incur debt to fund required distributions when prevailing market conditions are not favorable. Difficulties in meeting distribution requirements may arise as a result of:

          o differences in timing between when we must recognize income for U.S. federal income tax purposes and when we actually receive income;

          o    the effect of non-deductible capital expenditures;

          o    the creation of reserves; or

          o    required debt or amortization payments.

          If we are unable to borrow funds on favorable terms, our ability to make distributions to our stockholders and our ability to qualify as a REIT may suffer.

                       Risks Relating To Our Capital Stock

An ownership limitation in our certificate of incorporation may adversely affect the market price of our common stock.

          Our certificate of incorporation contains an ownership limitation that is designed to enable us to qualify as a "domestically-controlled REIT" within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended. This limitation restricts any person that is not a qualifying U.S. person from beneficially owning our capital stock if that person's holdings, when aggregated with shares of our capital stock beneficially owned by all other persons that are not qualifying U.S. persons, would exceed 45% by value of our issued and outstanding capital stock.

          As a result of our enforcement of this ownership limitation, persons other than qualifying U.S. persons are effectively excluded from the market for our common stock. The inability of holders of our common stock to sell their shares to persons other than qualifying U.S. persons, or the perception of this inability, may adversely affect the market price of our common stock.

Higher market interest rates may adversely affect the market price of our common stock.

          One of the factors that investors may consider important in deciding whether to buy or sell shares of a REIT is the dividend with respect to such REIT's shares as a percentage of the price of those shares, relative to market interest rates. If market interest rates go up, prospective purchasers of shares of our common stock may require a higher yield on our common stock. Higher market interest rates would not, however, result in more funds for us to distribute and, to the contrary, would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could adversely affect the market price of our common stock.

P.M. Capital Inc., a corporation controlled by Peter Munk, maintains an ownership interest in Trizec Canada by which Mr. Munk will control the election of members of our board of directors until January 1, 2008.

          Mr. Munk, our Chairman and the Chairman of Trizec Canada, controls P.M. Capital Inc. P.M. Capital, through its ownership of Trizec Canada's multiple voting shares, has a majority of the votes in elections of Trizec Canada's board of directors and on other matters to be voted on by Trizec Canada shareholders. Trizec Canada, through its indirect ownership of our common stock and special voting stock, has a majority of the votes in elections of our board of directors until January 1, 2008, provided that Trizec Canada or its subsidiaries hold our special voting stock until such time. Mr. Munk's effective control of Trizec Canada will therefore enable him to elect our entire board of directors. Although a nominating committee composed of independent members of our board of directors nominates candidates for election to our board, until January 1, 2008, Mr. Munk may exercise his control over us to elect alternative candidates. Additionally, as long as Mr. Munk has this right to elect directors, he also has the power at any time, under Delaware law, to remove one or more directors.

The sale or availability for sale of approximately 60 million shares of our common stock owned indirectly by Trizec Canada or shares of our common stock that may be issued hereafter could adversely affect the market price of our common stock.

          As a result of the corporate reorganization, approximately 60 million shares, or approximately 40% of the outstanding shares of our common stock, are held by Trizec Canada through an indirect, wholly-owned Hungarian subsidiary. Dispositions of this common stock may occur in the following circumstances:

          o Trizec Canada shareholders will have the right to redeem their shares from time to time, and Trizec Canada will have the option of satisfying these redemptions with shares of our common stock held by the Hungarian subsidiary.

          o The Hungarian subsidiary has pledged as collateral for secured credit facilities of TrizecHahn Corporation all shares of our common stock that it holds, and in the event of a default the pledgee under those facilities may realize on the pledge and sell the shares.

          o Trizec Canada may cause the Hungarian subsidiary to dispose of some or all of the shares of our common stock held by the Hungarian subsidiary at any time for any reason.

     We may issue additional shares of our common stock:

          o    upon exercises of our stock options and warrants; and

          o upon conversions of our Class F convertible stock (for additional information on the conversion of our Class F convertible stock, see "--The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock" below).

          To permit market sales of our common stock in the circumstances described above, including by subsequent holders, we have registered or agreed to register under the Securities Act of 1933, as amended, all of the common stock described above.

          We cannot predict what effect, if any, market sales of shares of our common stock held indirectly by Trizec Canada or issued upon exercises of our stock options or warrants or upon conversions of our Class F convertible stock would have on the market price of our common stock. We are also unable to predict what effect, if any, the availability of any of these shares for future sale may have on the market price of our common stock. Future sales of substantial amounts of our common stock, or the perception that these sales could occur, may adversely affect the market price of our common stock.

Limits on changes of control may discourage takeover attempts that may be beneficial to holders of our common stock.

          Provisions of our certificate of incorporation and bylaws, as well as provisions of the Internal Revenue Code of 1986, as amended, and Delaware corporate law, may:

          o delay or prevent a change of control over us or a tender offer for our common stock, even if those actions might be beneficial to holders of our common stock; and

          o limit our stockholders' opportunity to receive a potential premium for their shares of common stock over then-prevailing market prices.

          For example, primarily to facilitate the maintenance of our qualification as a REIT, our certificate of incorporation generally prohibits ownership, directly or indirectly, by any single stockholder of more than 9.9% of the value of outstanding shares of our capital stock. Our board of directors may modify or waive the application of this ownership limit with respect to one or more persons if it receives a ruling from the Internal Revenue Service or an opinion of counsel concluding that ownership in excess of this limit with respect to one or more persons will not jeopardize our status as a REIT. The ownership limit, however, may nevertheless have the effect of inhibiting or impeding a change of control over us or a tender offer for our common stock.

An anticipated increase in taxes applicable to dividends that we pay to a Hungarian subsidiary of Trizec Canada may decrease the amount of our dividends on our common stock.

          As a result of the corporate reorganization, Trizec Canada owns approximately 40% of our common stock indirectly through an indirect, wholly-owned Hungarian subsidiary. The Hungarian subsidiary and its shareholders will be subject to taxes, expected to be only U.S. and Hungarian cross-border withholding taxes, in respect of dividends paid by us to the Hungarian subsidiary and by the Hungarian subsidiary to Trizec Canada.

          The Hungarian subsidiary currently holds all of our special voting stock. As the holder of this stock, the Hungarian subsidiary is entitled to dividends from us that, when aggregated with dividends received by the Hungarian subsidiary on our common stock and after deducting related non-Canadian taxes, including the withholding taxes described above, will equal the dividends received by our U.S. stockholders on our common stock on a per share basis. Dividends on our special voting stock will be payable only in connection with common stock dividends paid within 66 months after the effective date of the corporate reorganization.

          The U.S.-Hungary income tax treaty generally provides for a reduced rate of U.S. cross-border withholding taxes applicable to dividends paid by us to the Hungarian subsidiary. The income tax treaty is currently being renegotiated. We expect that as a result of the renegotiation, the effective rate of U.S. and Hungarian cross-border withholding taxes required to be paid on the aforementioned common stock and special voting stock dividends will increase from approximately 10% to approximately 30%. We do not presently know how long the renegotiation process will take. If, however, an increased tax rate took effect at any time prior to the expiration of the dividend right on our special voting stock, any dividends paid on our special voting stock would increase, thereby decreasing the amount of our dividends on our common stock.

The issuance of additional shares of our common stock pursuant to the terms of our Class F convertible stock may dilute your interest in our company and adversely affect the market price of our common stock.

          In order that Trizec Canada and its subsidiaries, on the one hand, and our other stockholders, on the other hand, will share ratably any FIRPTA tax, as described below, that TrizecHahn Corporation, Trizec Canada or their subsidiaries may incur, we have issued all outstanding shares of our Class F convertible stock to the indirect, wholly-owned Hungarian subsidiary of Trizec Canada. Under the terms of the Class F convertible stock, this stock is convertible into shares of our common stock if TrizecHahn Corporation, Trizec Canada or their subsidiaries incur FIRPTA tax and any related costs, interest and penalties in connection with:

          o    the corporate reorganization; or

          o specified future transactions or events that allow for the conversion of our Class F convertible stock into common stock, including:

               o dispositions of our common stock in connection with major corporate transactions or events, such as mergers, requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to effect those transactions or events, and

               o transactions or events after the end of the five-year period required for our qualification as a "domestically-controlled REIT".

          In general, a foreign corporation disposing of a U.S. real property interest, including shares of U.S. corporations whose principal assets are U.S. real estate, is subject to a tax, known as FIRPTA tax, equal to 35% of the gain recognized on the disposition of that property interest. If, however, the interest being disposed of is an interest in a REIT that qualifies as a "domestically-controlled REIT" within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended, no FIRPTA tax is payable. Whether we will qualify as a "domestically-controlled REIT" on any date will depend on our ability to demonstrate that less than 50% of our capital stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on that date.

          If any of TrizecHahn Corporation, Trizec Canada or their subsidiaries incur FIRPTA tax in connection with the circumstances discussed above, our Class F convertible stock will be convertible into additional shares of our common stock in an amount sufficient to fund the payment of the FIRPTA tax, plus reasonable costs and expenses in connection with the payment of the tax. If we are required to issue additional shares of our common stock pursuant to the terms of our Class F convertible stock, all shares of our common stock, including those held indirectly by Trizec Canada, would suffer immediate dilution, which could be substantial. In addition, the sale of our common stock by Trizec Canada or its subsidiaries to fund the payment of FIRPTA tax in the circumstances discussed above may adversely affect the market price of our common stock. We believe that none of TrizecHahn Corporation, Trizec Canada or their subsidiaries should incur a material amount of FIRPTA tax in connection with any of the transfers made as part of the corporate reorganization. We cannot assure you, however, that no material amount of FIRPTA tax would be payable.

          We are not currently planning to undertake any transactions or events that would allow for the conversion of our Class F convertible stock, including any transactions or events requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to effect those transactions or events. We cannot assure you, however, that any of those transactions or events will not take place during the five-year period required for our qualification as a "domestically-controlled REIT". If any such transactions or events were to take place at such time, Trizec Canada or its subsidiaries might incur at least some amount of FIRPTA tax. Furthermore, the existence of our Class F Convertible Stock may have the effect of inhibiting or impeding a change of control over us or a tender offer for our common stock.

          We believe that after the end of the five-year period required for our qualification as a "domestically-controlled REIT", neither Trizec Canada nor its subsidiaries should incur a material amount of FIRPTA tax under circumstances that would allow the holder of our Class F convertible stock to exercise its conversion right. Based on all of the facts and circumstances, we believe that 63 months after the effective date of the corporate reorganization we will be able to demonstrate that during the relevant time period less than 50% of our capital stock, by value, was owned directly or indirectly by persons who were not qualifying U.S. persons and that, as a result, we will then qualify as a "domestically-controlled REIT".

          Our certificate of incorporation and corporate policies are designed to enable us to qualify as a "domestically-controlled REIT" as planned. The ownership restrictions relating to non-U.S. persons in our certificate of incorporation will prohibit ownership by persons if such ownership would cause us to violate the requirements for being a "domestically-controlled REIT". We believe these provisions will be effective, although certainty in this regard is not possible. Legislative developments during the relevant five-year qualification period could also affect our ability to qualify as a "domestically-controlled REIT". Therefore, we cannot assure you that we will become a "domestically-controlled REIT" 63 months after the effective date of the corporate reorganization.

Recent changes to federal tax law reducing the tax on dividends paid by companies to their shareholders could adversely affect the market valuation of our stock.

          On May 28, 2003, legislation was signed into law that provides favorable income tax rates for certain corporate dividends received by individuals through December 31, 2008. REIT dividends are not eligible for the lower income tax rates unless the dividends are attributable to income that has been subject to corporate-level tax. This legislation could cause stock in non-REIT corporations to be more attractive to investors than stock in REITs, which may negatively affect the value of our common stock.

                              ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC's rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see the agreement or document for a complete description of these matters. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

          This prospectus provides you with a general description of the offered shares. Each time a selling shareholder sells any of the offered shares, the selling shareholder will provide you with this prospectus and a prospectus supplement, if applicable, that will contain specific information about the terms of the offering. The prospectus supplement also may add, update or change any information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" below.

                           FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements relating to our business and financial outlook, which are based on our current expectations, estimates, forecasts and projections. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes,"

"estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. You should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise.

          A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described under "Risk Factors" in this prospectus.

                                 USE OF PROCEEDS

          Trizec Canada Inc., or one or more of its affiliates, successors or assigns, as the selling stockholder, will receive all of the proceeds from the disposition of our common stock under this prospectus. We will not receive any proceeds from the disposition of our common stock.

                    POLICY WITH RESPECT TO CERTAIN ACTIVITIES

          The following is a discussion of certain investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

          Investment in Real Estate or Interests in Real Estate

          Our primary investment objective is to generate growing cash flow from operations with which to increase our quarterly cash distributions. A secondary objective is to achieve long-term capital appreciation through increases in the value of our assets.

          We expect to continue to pursue our investment objectives primarily through the ownership and leasing up of our properties and other properties that we may manage, acquire or develop. We currently intend to continue to invest in office properties in major metropolitan areas demonstrating high job growth. Future investment or development activities will be focused on our core markets and Class A buildings, although we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes.

          We expect to continue to participate with third parties in property ownership, through joint ventures or other types of co-ownership. Such investments may permit us to own interests in larger assets without unduly restricting diversification and, therefore, add flexibility in structuring our portfolio.

          Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness as may be incurred in connection with acquiring or refinancing these investments. Debt service on such financing or indebtedness will have a priority over any distributions with respect to the common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended.

          Investments in Real Estate Mortgages

          While our primary focus will be on equity real estate investments, we may, at our discretion, invest in mortgages on office properties and other similar interests. We do not intend to invest to a significant extent in mortgages or deeds of trust but may acquire mortgages as a strategy for acquiring ownership of a property or the economic equivalent thereof, subject to the investment restrictions applicable to REITs. In addition, we may invest in mortgage-related securities and/or may seek to issue securities representing interests in such mortgage-related securities as a method of raising additional funds.

          Securities or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

          Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, we also may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

          Dispositions

          Over the next several years, we plan to concentrate our capital on our core markets and to exit selectively from investments in our secondary markets in an orderly fashion. Where appropriate, and subject to REIT qualification rules, we may sell certain of our properties.

Financing Policies

          We do not have a policy limiting the amount of indebtedness that we may incur. We expect to manage our balance sheet prudently. However, our certificate of incorporation and bylaws do not limit the amount or percentage of indebtedness that we may incur. We have not established any limit on the number or amount of mortgages that may be placed on any single property or on our portfolio as a whole.

          We will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including overall prudence, the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and the ability of particular properties and us as a whole to generate cash flow to cover expected debt service.

Conflict of Interest Policies

          We have adopted a policy that, without the approval of all of the disinterested directors, we will not:

     o acquire from or sell to any of our directors, officers or employees, or any entity in which any of our directors, officers or employees is a member of the board of directors or has an economic interest of more than one percent or a controlling interest, or acquire from or sell to any affiliate of any of the foregoing, any of our assets or other property or contract for services from any of the foregoing persons;

     o borrow from or make any loan to any of the foregoing persons other than loans to cover relocation expenses of such persons, the terms of which must be approved by the compensation committee of our board of directors; or

     o    engage in any other transaction with any of the foregoing persons.

          Our board of directors is subject to certain provisions of Delaware law, which are also designed to eliminate or minimize conflicts. However, there can be no assurance that these provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

          Pursuant to Delaware law, a contract or other transaction between us and a director or between us and any other corporation or other entity in which one of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of such director's vote in favor thereof if:

     o the material facts relating to the common directorship or interest and as to the transaction are disclosed to our board of directors or a committee of our board, and our board or committee in good faith authorizes the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum; or

     o the material facts relating to the common directorship or interest and as to the transaction are disclosed to the shareholders entitled to vote thereon, and the transaction is approved in good faith by vote of the shareholders; or

     o the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Policies with Respect to Other Activities

          We have authority to offer stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. Our board of directors has no present intention of causing the repurchase of any of our common stock. We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Internal Revenue Code of 1986, as amended (or the Treasury regulations), our board of directors determines that it is no longer in our best interest to qualify as a REIT. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act of 1940, as amended. Our policies with respect to such activities may be reviewed and modified or amended from time to time by our board of directors without a vote of the stockholders.

                               SELLING STOCKHOLDER

          Trizec Canada Inc. owns, through its indirect, wholly owned Hungarian subsidiary, approximately 40% of our common stock. Trizec Canada Inc. shareholders have the right to redeem their shares from time to time. At its election, Trizec Canada Inc. may satisfy these redemptions with shares of our common stock or cash. We have agreed to cause the registration statement of which this prospectus is a part to be filed with and declared effective by the Securities and Exchange Commission, and to be maintained effective, so that Trizec Canada Inc., or one or more of its affiliates, successors or assigns, may dispose of shares of our common stock in satisfaction of such redemptions by Trizec Canada Inc. shareholders.

          This prospectus relates to the offer and sale by Trizec Canada Inc., or one or more of its affiliates, successors or assigns, the number of shares of our common stock owned by Trizec Canada Inc. set forth below. The following table sets forth (1) the name of the selling stockholder, (2) the number of shares of common stock and the percentage of common stock beneficially owned by the selling stockholder as of September 23, 2003, (3) the number of shares of common stock that may be offered or sold by or on behalf of the selling stockholder and (4) the amount and the percentage of shares of common stock to be owned by the selling stockholder upon the completion of the offering assuming all shares offered by such selling stockholder are sold. Any or all of the shares listed below under the heading "Shares to be Sold" may be offered for sale by or on behalf of the selling stockholder.

                                Shares Beneficially Owned                              Shares Beneficially Owned
Selling Stockholder               Prior to the Offering           Shares to be Sold         After the Offering
-------------------               ---------------------           -----------------         ------------------
                                   Number         Percent                                  Number         Percent
                                   ------         -------                                  ------         -------
Trizec Canada Inc.               59,922,379        39.81%            10,000,000          49,922,379        33.16%

                          DESCRIPTION OF CAPITAL STOCK

          The following is a description of the general terms and provisions of our capital stock. This description is subject to and qualified in its entirety by reference to the applicable provisions of our certificate of incorporation and bylaws. Mellon Investor Services is our transfer agent.

          Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share; 100 shares of special voting stock, par value $0.01 per share; 100,000 shares of Class F convertible stock, par value $0.01 per share; 1,100,000 shares of Series B convertible preferred stock, par value $1.00 per share; and 750,000 shares of Class C convertible preferred stock, par value $1.00 per share. As of September 9, 2003, we had 150,533,305 shares of common stock, 100 shares of special voting stock and 100,000 shares of Class F convertible stock outstanding. We had no shares of Series B convertible preferred stock or Class C convertible preferred stock outstanding.

Common Stock

          The holders of our common stock are entitled to one vote per share in the election of directors and on all other matters voted on by stockholders. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

          Subject to the preferential rights of any other outstanding series of our capital stock, the holders of common stock are entitled to distributions declared from time to time by the board of directors or an authorized committee thereof from funds available for distribution to such holders.

          All issued and outstanding shares of common stock described in this prospectus will be fully paid and non-assessable and will not be subject to preemptive or similar rights.

          In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on any class or series of capital stock that has a liquidation preference.

          The New York Stock Exchange has authorized the listing of our common stock under the symbol "TRZ."

Special Voting Stock

          We have issued all authorized shares of our special voting stock to an indirect, wholly owned Hungarian subsidiary of Trizec Canada Inc.

          The special voting stock entitles its holders to a number of votes in the election of our directors, so that when that number of votes is added to the aggregate number of votes that Trizec Canada Inc. and its subsidiaries otherwise may cast in the election of our directors, the total number constitutes a majority of the votes that may be cast. Holders of the special voting stock are entitled to such votes in the election of our directors only if Trizec Canada Inc. and its subsidiaries collectively own at least five percent of our issued and outstanding common stock at the time of the vote. The voting rights provided by the special voting stock will expire on January 1, 2008. The special voting stock does not entitle its holders to any voting rights with respect to any other matters, except as required by Delaware corporate law.

          The special voting stock also entitles its holders to certain cash dividends whenever we declare a dividend on our common stock during the 66 months after the effective date of the corporate reorganization. These dividend rights, however, are junior to the dividend rights of the Class F convertible stock.

          The cash dividend on the special voting stock will be an amount that on an after-tax basis is equal to all non-Canadian taxes, principally cross-border withholding taxes, payable by Trizec Canada Inc. or its subsidiaries in respect of:

          o    dividends paid to them by us after the corporate reorganization;

          o    related dividends paid by such entities; and

          o    certain prior dividends paid by us.

We will pay such cash dividends once the aggregate of such taxes exceeds a threshold amount of $71 million.

          The effective tax rate used to calculate this cash dividend will not exceed 30% or such higher rate of United States withholding tax as may be applicable under the Internal Revenue Code of 1986, as amended, to dividends paid by a REIT to a foreign corporation at the time the particular cash dividend is paid by us. The current effective rate of non-Canadian tax is approximately 10%. We expect, however, that this rate will increase in the future. See "Risk Factors - An anticipated increase in non-Canadian taxes applicable to dividends we pay to a Hungarian subsidiary of Trizec Canada Inc. may decrease the amount of funds we have available for distribution as dividends on our common stock" in this prospectus.

          Once during the 66-month period after the effective date of the corporate reorganization, our board of directors may pay a dividend on the special voting stock based on estimated future dividends on our common stock and estimated non-Canadian tax rates. If we have paid an estimated dividend on the special voting stock, the amount of the subsequent special voting stock dividends payable in connection with dividends on our common stock will be reduced by the amount of the estimated dividend.

          After the first date on which no taxing authority can make a further determination that Trizec Canada Inc. or its subsidiaries are liable for non-Canadian taxes in respect of a dividend paid by us on shares of our special voting stock or common stock held, directly or indirectly, by Trizec Canada Inc., we or the holders of the special voting stock will be entitled to redeem any or all outstanding shares of special voting stock for an aggregate redemption price of $100,000, plus any declared but unpaid dividends.

          Upon liquidation, dissolution or winding-up, the holders of special voting stock will be entitled to an aggregate preferential distribution of $100,000 plus any declared but unpaid dividends, but no more, all subject to the prior rights of holders of Class F convertible stock and all other shares entitled to priority in the distribution of assets.

Class F Convertible Stock

          If and to the extent that TrizecHahn Corporation, Trizec Canada Inc. or their subsidiaries dispose of shares of our stock at a time when that sale is not exempt from U.S. tax because we are not then a "domestically-controlled REIT," TrizecHahn Corporation, Trizec Canada Inc. and their subsidiaries will incur FIRPTA tax with respect to gains realized on such disposition. In determining the value of the shares of TrizecHahn Corporation for the purpose of their exchange with a subsidiary of Trizec Canada Inc. for our common stock, it was decided that this potential FIRPTA tax liability should be taken into account to the extent it might be realized in the future as the result of certain specified triggering events. The amount, if any, of this potential liability, however, was not ascertainable at the time of the corporate reorganization, although it may become more clearly ascertainable based on events occurring within a period of five and half years after the corporate reorganization. Therefore, it was decided that in determining the number of our shares to be exchanged for TrizecHahn Corporation's shares it would be appropriate to assume that such FIRPTA tax would not become payable but to provide a mechanism that would have the effect of adjusting such number of shares in the event that a relevant FIRPTA tax liability arises in the future. Because it would not be feasible to require that a portion of the shares of our stock held by the public be transferred to a subsidiary of Trizec Canada Inc. should such a relevant FIRPTA tax liability arise, the Class F convertible stock mechanism, described below, was adopted to adjust for this potential tax liability.

          We have issued all authorized shares of our Class F convertible stock to an indirect, wholly owned Hungarian subsidiary of Trizec Canada Inc. The shares of Class F convertible stock do not entitle their holders to vote or to receive notice of or to attend any meeting of our stockholders, except as required by Delaware corporate law.

          The Class F convertible stock entitles its holders to an aggregate cumulative dividend of $5,000 per annum prior to any dividend payments on or redemption of the special voting stock, Series B convertible preferred stock, Class C convertible preferred stock or the common stock in any year. The Class F convertible stock does not participate in any dividends declared on any other class of capital stock.

          Holders of the Class F convertible stock will be entitled to convert shares of Class F convertible stock into shares of our common stock, in most cases on the business day following delivery of a conversion notice to us, in connection with any of the following conversion triggering events:

          o FIRPTA tax is payable in connection with a disposition of our capital stock pursuant to the corporate reorganization;

          o FIRPTA tax is payable in connection with major corporate transactions or events, such as mergers, requiring the approval of a specified portion of our common stockholders or the tendering of a specified portion of our common stock to effect those transactions or events, where they occur within 66 months following the effective date of the corporate reorganization;

          o FIRPTA tax is payable in connection with a disposition of shares of our capital stock by Trizec Canada Inc. or its subsidiaries within a three-month period following the 63rd month after the corporate reorganization, and prior to such disposition we were unable to deliver certification stating that we are a "domestically-controlled REIT" at such time or we provided such certification but FIRPTA tax is nevertheless payable on such disposition;

          o FIRPTA tax is payable in connection with a disposition of shares of our capital stock by Trizec Canada Inc. or its subsidiaries within a 60-month period following the 66th month after the corporate reorganization, which shares were held by Trizec Canada Inc. or its subsidiaries on the 66th-month anniversary of the corporate reorganization; provided that in connection with a disposition of our capital stock by Trizec Canada Inc. or its subsidiaries in the three-month period following the 63rd month after the corporate reorganization, we were unable to deliver certification stating that we were a "domestically-controlled REIT" at such time or we provided such certification but FIRPTA tax was nevertheless payable on such disposition; and

          o a FIRPTA tax liability is asserted by the Internal Revenue Service but is disputed by the relevant taxpayer and such taxpayer wishes to prepay the disputed amount pending resolution of the dispute but is unable to finance on commercial terms such prepayment and any associated taxes or costs; provided, however, that following the settlement of the dispute the relevant taxpayer will refund to us any amount that is in excess of such taxpayer's FIRPTA tax liability plus any costs associated with the dispute.

          In order to convert a share of Class F convertible stock, the holder must give a notice to us within 21 days after the occurrence of the relevant conversion triggering event. In most circumstances, however, a sale of shares of our capital stock by Trizec Canada Inc. or its subsidiaries in the 63-month period following the corporate reorganization will not entitle a holder to convert any shares of Class F convertible stock into shares of our common stock.

          Upon conversion, a holder of Class F convertible stock will generally be entitled to a number of shares of our common stock such that the after-tax proceeds from the sale thereof would equal the amount of the FIRPTA tax incurred, plus any costs or penalties associated therewith. In the event that our Class F convertible stock is convertible because FIRPTA tax is payable in connection with a disposition of our stock in the 60-month period following the 66th month after the corporate reorganization as described above, the aggregate number of shares of our common stock that may be received by the holder of our Class F convertible stock pursuant to such conversions would be subject to a limit based on a fixed amount of FIRPTA tax. Specifically, the aggregate number of shares received will be limited so that the aggregate after-tax proceeds from any sale thereof will not exceed the amount of FIRPTA tax that would have been payable had all such shares been sold at the end of the 66th month after the corporate reorganization. For the purposes of determining a holder's conversion entitlement, the fair market value of our common stock will be calculated as follows:

          o Where common stock is sold before the conversion date to fund applicable taxes or costs, the fair market value of our common stock will be determined by the weighted average prices realized on sales of our common stock, less costs associated with such sales.

          o Otherwise, the fair market value of our common stock will be determined by the weighted average trading price of our common stock on the day the conversion notice was delivered.

          If we disagree with the calculation of the number of shares of common stock resulting from conversion, we will be entitled to dispute the calculation in arbitration proceedings.

          After the conversion rights expire, we or the holders will be entitled to redeem any or all outstanding shares of Class F convertible stock for an aggregate redemption price of $100,000 plus any declared but unpaid dividends.

          Upon liquidation, dissolution or winding-up, the holders of Class F convertible stock will be entitled to an aggregate preferential distribution in the amount of $100,000, plus any declared but unpaid dividends, prior to any distributions to holders of special voting stock or common stock. Once the Class F convertible stockholders receive the preferential distribution upon our liquidation, dissolution or winding-up, they will not be entitled to share in any further distributions.

Series B Convertible Preferred Stock

          The holders of our Series B convertible preferred stock are not entitled to vote as such, except as required by the Delaware General Corporate Law.

          The Series B convertible preferred stock entitles its holders to an aggregate cumulative dividend at a fixed per annum rate of 7.5% of the price per share at which such stock was purchased. The Series B convertible preferred stock does not participate in any dividends declared on any other class of capital stock.

          Holders of shares of Series B convertible preferred stock may at their option convert all or part of their shares of Series B convertible preferred stock into common stock. Each share of Series B convertible preferred stock shall be convertible into such number of shares of our common stock equal to $1,000 divided by the fair market value of one share of our common stock at the time of conversion, which is to be determined by our board of directors.

          We may redeem any or all issued and outstanding shares of Series B convertible preferred stock at a redemption price equal to $1,000 per share, plus any declared but unpaid dividends. We may also choose to purchase for cancellation any or all outstanding shares of Series B convertible preferred stock by an invitation to tender addressed to all registered holders of Series B convertible preferred stock, but only if the price per share being offered is less than the price that would be paid on redemption.

          Upon liquidation, dissolution or winding-up, the holders of Series B convertible preferred stock will be entitled to a preferential distribution in the amount of $1,000 per share, plus any declared but unpaid dividends, prior to any distributions to holders of common stock. Once the Series B convertible preferred stockholders receive the preferential distribution upon our liquidation, dissolution or winding-up, they will not be entitled to share in any further distributions.

Class C Convertible Preferred Stock

          The holders of our Class C convertible preferred stock are not entitled to vote as such, except as required by the Delaware General Corporate Law.

          The Class C convertible preferred stock entitles its holders to an aggregate cumulative dividend at a fixed per annum rate of 7% of the price per share at which such stock was purchased payable quarterly prior to any dividend payments on or redemption of the Series B convertible preferred stock or the common stock in any year. The Class C convertible preferred stock does not participate in any dividends declared on any other class of capital stock.

          Holders of shares of Class C convertible preferred stock may at their option convert all or part of their shares of Class C convertible preferred stock into common stock at any time after April 1, 2002. Each share of Class C convertible preferred stock shall be convertible into such number of shares of our common stock equal to $1,100 divided by the fair market value of one share of our common stock at the time of conversion, which is to be determined by our board of directors.

          We may redeem any or all issued and outstanding shares of Class C convertible preferred stock at a redemption price equal to $1,100 per share, plus any declared but unpaid dividends at any time after the fifth anniversary of the issue date of the Class C convertible preferred stock. We may also choose to purchase for cancellation at any time after the fifth anniversary of the issue date any or all outstanding shares of Class C convertible preferred stock by an invitation to tender addressed to all registered holders of Class C convertible preferred stock, but only if the price per share being offered is less than the price that would be paid on redemption.

          Upon liquidation, dissolution or winding-up, the holders of Class C convertible preferred stock will be entitled to a preferential distribution in the amount of $1,100 per share, plus any declared but unpaid dividends, prior to any distributions to holders of Series B convertible preferred stock or common stock. Once the Class C convertible preferred stockholders receive the preferential distribution upon our liquidation, dissolution or winding-up, they will not be entitled to share in any further distributions.

Restrictions on Ownership of our Capital Stock

          For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, among other things:

          o not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code of 1986, as amended, during the last half of a taxable year; and

          o our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

          To enable us to continue to qualify as a REIT, our certificate of incorporation restricts the ownership of shares of our capital stock as described below to address these requirements.

          Our certificate of incorporation provides that no stockholder other than TrizecHahn Corporation, Trizec Canada Inc. or their subsidiaries may beneficially own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended, more than 9.9% of the value of the outstanding shares of our capital stock. The board of directors may waive the application of this ownership limitation to a person subject thereto if the board of directors receives a ruling from the Internal Revenue Service or an opinion of counsel concluding that all the requirements for our qualification as a REIT and as a "domestically-controlled REIT" will be satisfied. However, prior to waiving the application of this ownership limitation, the board of directors must require such representations and undertakings from the applicant as are reasonably necessary to ascertain that such applicant's beneficial or constructive ownership of our capital stock will not then or in the foreseeable future violate the requirements for our qualification as a REIT and as a "domestically-controlled REIT."

          In addition to the ownership limitations established to preserve our REIT status, as described above, our certificate of incorporation contains an ownership limitation that is designed to enable us to qualify as a "domestically-controlled REIT," within the meaning of Section 897(h)(4)(B) of the Internal Revenue Code of 1986, as amended. This limitation restricts any person that is not a qualifying U.S. person from beneficially owning our capital stock if such person's holdings, when aggregated with shares of our capital stock beneficially owned by all other persons that are not qualifying U.S. persons, would exceed 45% by value of our issued and outstanding capital stock. Such limitation, however, will not affect the right of TrizecHahn Corporation, Trizec Canada Inc. and their subsidiaries to hold shares of our capital stock that were acquired prior to, or in connection with, the corporate reorganization or that may be acquired pursuant to the conversion of Class F convertible stock.

          For purposes of these limitations on ownership relating to "domestically-controlled REIT" status, a qualifying U.S. person is a person who falls within at least one of the following categories:

          (1)  a U.S. citizen;

          (2)  a U.S. resident individual;

          (3)  an S corporation;

          (4) a partnership or limited liability company (or other entity classified as a partnership for United States federal income tax purposes) (a) that is created or organized in or under the laws of the United States or any State or the District of Columbia and
               (b) at least 95% (by value) of the interests in which are owned by qualifying U.S. persons;

          (5) a corporation or business trust (or other entity classified as a corporation for United States federal income tax purposes) (a) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (b) at least 95% (by value) of the shares, units or other ownership interests in which are owned by qualifying U.S. persons;

          (6) an estate if (a) its income is subject to U.S. tax regardless of source and (b) at least 95% of amounts distributable by it are distributable to qualifying U.S. persons;

          (7) a registered investment company (as defined in Section 851 of the Internal Revenue Code of 1986, as amended) that is offered for sale only in the United States;

          (8) a trust if (a) a court within the United States is able to exercise primary jurisdiction over its administration, (b) one or more United States persons (as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended) have the authority to control all substantial decisions of the trust, and (c) at least 95% of amounts distributable by it are distributable to qualifying U.S. persons;

          (9) a corporation, fund, foundation or other organization organized under the laws of the United States or any State or the District of Columbia and that is generally exempt from tax therein and is described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

          (10) a legal person organized under the laws of the United States or any State or the District of Columbia and that is generally exempt from tax therein and is established and maintained to provide pensions or other similar benefits in connection with employment pursuant to a plan (including, without limitation, (a) a trust described in Section 401(a) of the Internal Revenue Code of 1986, as amended, and (b) an "eligible deferred compensation plan" as defined in Section 457 of the Internal Revenue Code of 1986, as amended, in respect of which the employer is a qualifying U.S. person);

          (11) a simplified employee pension plan described in Section 408(k) of the Internal Revenue Code of 1986, as amended, an individual retirement account, an account described in Section 408(p) of the Internal Revenue Code of 1986, as amended, an annuity plan described in Section 403 of the Internal Revenue Code of 1986, as amended, and any similar plan permitted under the Internal Revenue Code of 1986, as amended, in respect of individual retirement benefits or similar benefits, provided that in each case at least 95% of all amounts payable under such plan are payable to qualifying U.S. persons;

          (12) a group trust in which assets of persons described in paragraph
               (10) or (11) above are pooled;

          (13) a Keough plan, provided that at least 95% of all amounts payable under such plan are payable to qualifying U.S. persons;

          (14) a governmental entity consisting of any of: (a) any governing body of the United States, or of a political subdivision or local authority of the United States; (b) a person that is wholly owned, directly or indirectly, by the United States or a political subdivision or local authority of the United States provided (i) it is created or organized in or under the laws of the United States, or any State or the District of Columbia, (ii) its earnings are credited to its own account with no portion of its income inuring to the benefit of any private person, and
               (iii) its assets vest in the United States or a political subdivision or local authority of the United States upon dissolution; and (c) a pension trust or fund of a person described in subparagraph (a) or (b) that is created or organized in or under the laws of the United States or any State or the District of Columbia and that is constituted and operated exclusively to administer or provide pension benefits to individuals in respect of services rendered to such person in the discharge of functions of a governmental nature;

          (15) a "common trust fund" as defined in Section 584 of the Internal Revenue Code of 1986, as amended, or separate account, respectively, (a) established by a bank or insurance company, respectively, organized in the United States or under the laws of the United States or any State or the District of Columbia and
               (b) at least 95% (by value) of the interests in which are owned by qualifying U.S. persons; and

          (16) an investment club or similar entity (a) that is created or organized in or under the laws of the United States or any State or the District of Columbia and (b) at least 95% (by value) of the interests in which are owned by qualifying U.S. persons.

          As used herein, the term "United States" means the United States of America, and includes the States thereof and the District of Columbia; such term, however, does not include Puerto Rico, the Virgin Islands, Guam or any other United States possession or territory.

          Solely for the purposes of applying the 45% foreign ownership limitation, unless and until otherwise determined by our board of directors, any purported acquisition of beneficial ownership of shares of our capital stock by a person that is not a qualifying U.S. person, of which we become aware, will be presumed to cause a violation of such limitation. However, this presumption will not be applied to:

          o any acquisition by TrizecHahn Corporation, Trizec Canada Inc. or their subsidiaries of shares of our common stock acquired in connection with the corporate reorganization or upon exercise of our warrants;

          o any acquisition of our Class F convertible stock or special voting stock;

          o any issuance by us of our common stock to a holder of Class F convertible stock upon conversion by such holder of shares of Class F convertible stock; and

          o any acquisition by a person that is not a qualifying U.S. person resulting from such person's exercise of stock options issued by us, but only if such shares are disposed of by the close of the first business day following the exercise of such stock options.

          Our board of directors may, in its sole discretion, terminate the presumption referred to above at any time following the occurrence of any event or events that, in the judgment of our board of directors, result in a substantial reduction in the percentage ownership of our capital stock by TrizecHahn Corporation, Trizec Canada Inc. or their subsidiaries, provided that the board of directors has received a ruling from the Internal Revenue Service or an opinion of counsel concluding in effect that a termination of the presumption would not significantly and adversely affect our ability to qualify as a "domestically-controlled REIT."

          In the event that a purported transfer, including but not limited to a sale or issuance, of shares of our capital stock to any person would:

          o cause the person to own shares of our capital stock in violation of any of the ownership limitations and restrictions;

          o    cause us to be beneficially owned by fewer than 100 persons;

          o cause us to become "closely held" under Section 856(h) of the Internal Revenue Code of 1986, as amended;

          o cause us to constructively own 10% or more of the ownership interests in a tenant of real property owned by us or by our direct or indirect subsidiary within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code of 1986, as amended, if that would cause us to violate the 95% or 75% gross income tests of Section 856(c) of the Internal Revenue Code; or

          o result in us not qualifying as a "domestically-controlled REIT" (determined for this purpose without regard to the five-year period referred to in Section 897(c)(1) of the Internal Revenue Code of 1986, as amended), such purported transfer will be void ab initio, the intended transferee will be deemed to be a prohibited owner and will acquire no rights in such shares, and such shares will be designated as excess shares. All excess shares will be automatically transferred (without action by the stockholder) to a charitable trust for the exclusive benefit of charitable beneficiaries designated by us, subject to the prohibited owner's entitlement to certain proceeds as described below. The transfer of the excess shares to the charitable trust will be effective as of the close of trading on the trading day immediately preceding the purported transfer date.

          If we determine that: (a) a purported transfer of shares of our capital stock would be in violation of any of the ownership limitations and restrictions, (b) a person acquired or intends to acquire beneficial ownership of our capital stock in violation of any of the ownership limitations and restrictions, or (c) a person is otherwise in violation of any of the ownership limitations and restrictions, we will take any necessary actions to prevent or void such transfer or acquisition. Our failure to act, however, will not affect the designation of shares of our capital stock as excess shares and their automatic transfer to the charitable trust in accordance with procedures described above. In addition, any person who acquires or attempts to acquire shares of our capital stock in violation of the ownership restrictions or who is otherwise in violation of any of the ownership limitations and restrictions will be required immediately to provide us with written notice of the purported transfer or of any other event that caused the person to beneficially own our capital stock in violation of the ownership restrictions, and, upon our request, will also be required to provide us with any information concerning the impact of the purported transfer or such other event on our status as a REIT and as a "domestically-controlled REIT."

          A person who is deemed to be a prohibited owner will not benefit economically from any excess shares held in the charitable trust, will have no rights to dividends paid with respect to the excess shares and will not have any rights to vote or other rights attributable to the excess shares held in the charitable trust. Upon liquidation, the prohibited owner who gave value for shares of the capital stock that are designated as excess shares and are automatically transferred to the charitable trust will be entitled to receive an amount not greater than the price per share that such prohibited owner paid for such shares, or, if the prohibited owner did not give value for the shares, an amount that is equal to the price per share based on fair market value of the shares on the date of the purported transfer or such other event that caused the transfer of such shares to the charitable trust. Within 20 days of receiving notice from us that the shares have been transferred to the charitable trust, the charitable trustee will sell the shares to a permitted transferee (or permitted transferees) whose beneficial ownership of our capital stock would not violate our ownership limitations and restrictions. Upon this transfer by the trustee to a permitted transferee, the prohibited owner will receive from the trustee the lesser of the proceeds received on the disposition of the shares to a permitted transferee or the price per share such prohibited owner paid for such shares or, if no value was given by the prohibited owner, a price based on the fair market value of the shares on the date of the purported transfer or such other event as caused the transfer of the shares of capital stock to the charitable trust. The trustee will distribute any excess amounts to the charitable beneficiaries.

          While the excess shares are held in trust, the trustee, as a record holder of the excess shares, will be entitled to all dividends and distributions, including any distributions upon liquidation, paid by us with respect to the relevant class of capital stock. The trustee will have all the voting rights of excess shares held by the trust and rights to receive any notice of any meetings that a particular class of excess shares held by the trustee is entitled to. The trustee will agree to vote the excess shares pursuant to a voting agreement with us.

          The ownership limitation provisions of the certificate of incorporation will not be automatically removed if the REIT provisions of the Internal Revenue Code of 1986, as amended, are changed to remove or increase the ownership concentration limitation. Except as otherwise described above, any change in the ownership limit would require an amendment to the certificate of incorporation. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding a third party from acquiring control of us.

          We are specifically authorized to seek equitable relief to enforce our ownership limitations.

          Our ownership limitations do not preclude the settlement of transactions entered into through the facilities of the New York Stock Exchange, the Nasdaq Stock Market Inc. or any other national securities exchange (but the fact of settlement will not prevent or deter the transfer of our capital stock to the charitable trust as described above).

          All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

Obligations of the Stockholders to Provide Information

          Each person who beneficially owns 2% or more of the outstanding shares of our capital stock, is obligated, within 30 days after the end of each fiscal year, to give to us a written statement or an affidavit, as we may determine, stating, among other things, (1) the amount of capital stock beneficially owned by such person as of each of the dividend record dates of our capital stock on which such person beneficially owned shares of our capital stock during the immediately preceding year and (2) whether or not such person is a qualifying U.S. person. Under the policies and procedures to be established by our board of directors, a statement similar to the one required from beneficial owners of 2% or more of our outstanding shares of capital stock is also required of persons who beneficially own between 1% and 2% of our outstanding shares of capital stock.

          Each person who is a beneficial, constructive or record owner of capital stock is required to promptly provide to us such information as we may request in order to determine our status as a REIT and as a "domestically-controlled REIT" and to determine and ensure compliance with our ownership limitations and restrictions.

          Any person who fails to provide us promptly with any of the requested information will be automatically deemed to not be a qualifying U.S. person and, therefore, a prohibited owner. Such prohibited owner's shares of capital stock will be designated as excess shares and transferred to the charitable trust for sale to a qualifying U.S. person, in the manner described above in the section entitled "Restrictions on Ownership of our Capital Stock," except that, for the purposes of determining such prohibited owner's entitlement upon liquidation and upon sale of excess shares to a permitted transferee, such prohibited owner will be considered to have given no value for such shares.

Warrants

          As part of the corporate reorganization, we have issued warrants (1) to certain former holders of outstanding TrizecHahn Corporation stock options in replacement of such options and (2) to Trizec Canada Inc. or a wholly owned subsidiary of Trizec Canada Inc. in an amount sufficient to allow Trizec Canada Inc. or such wholly owned subsidiary to purchase one share of our common stock for each Trizec Canada Inc. stock option granted in the corporate reorganization.

          Each warrant entitles the registered holder to purchase shares of our common stock at any time prior to the expiration date of such warrant. The expiration date of each warrant issued in replacement of an outstanding TrizecHahn Corporation stock option is identical to the expiration date of the stock option that such warrant replaces, and the exercise price of each such warrant is the U.S. dollar equivalent of the exercise price of the stock option that such warrant replaces. Upon the exercise of an outstanding Trizec Canada Inc. stock option to acquire a newly issued Trizec Canada Inc. subordinate voting share, we expect that Trizec Canada Inc. or a wholly owned subsidiary of Trizec Canada Inc. will exercise a warrant providing Trizec Canada Inc. or the subsidiary with a corresponding newly issued share of our common stock. Any warrant not exercised before its expiration date will become void, and rights of the holder will cease. The warrants do not entitle the holders thereof to any of the rights of holders of our common stock or to vote at any meetings of our stockholders or at any other time at which a vote or consent of any of our stockholders is sought.

          These warrants are structured to qualify as readily ascertainable fair market value options for U.S tax purposes. Accordingly, they are freely transferable by the holder and fully vested and exercisable and have a fixed term that is not linked to continued service with us as an employee or director. The warrants will not, however, be listed on any stock exchange.

          Each warrant is subject to the terms of a warrant agreement that was entered into prior to the issuance of the warrants. This warrant agreement provides for adjustment of the exercise price to protect holders against dilution in the event of a stock dividend, stock split, combination or reclassification of the common stock.

Anti-takeover Effect of Provisions in our Charter and Bylaws and Under Delaware Law

          Charter and Bylaws

          The ownership restrictions contained in our certificate of incorporation and bylaws might discourage transactions that involve an actual or threatened takeover of us. These ownership restrictions would delay or impede a transaction or a change in control that might involve a premium price for our capital stock or would otherwise be in the best interest of the stockholders. See "Description of Capital Stock - Restrictions on Ownership" and "Description of Capital Stock - Qualification as a 'Domestically-Controlled REIT'" in this prospectus. These provisions may reduce the possibility of a tender offer or an attempt to change our control.

          Delaware Law

          The holders of our Class F convertible stock, special voting stock, Series B convertible preferred stock and Class C convertible preferred stock may be able to delay, defer or prevent a change in control of our business in circumstances where the holders of any of these classes of our capital stock would have class voting rights. Specifically, regardless of whether our certificate of incorporation grants voting rights to holders of a particular class of our capital stock, Section 242(b)(2) of the Delaware General Corporation Law grants to the holders of each class of our capital stock a statutory voting right to approve as a class any amendment to our certificate of incorporation if the amendment would change the aggregate number of authorized shares of the particular class of capital stock or its par value or would adversely change the powers, preferences or special rights of the particular class of capital stock. This statutory voting right exists with respect to a particular class of capital stock for so long as any shares of that class remain outstanding and only terminates when all shares of the class are redeemed or converted, if applicable, or otherwise retired.

          Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, will not apply to us.
Section 203 generally prohibits an interested stockholder from engaging in certain types of business combinations with a Delaware corporation for three years after becoming an interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of our outstanding voting stock or is our affiliate or associate who, together with affiliates and associates, at any time within three years prior, did own 15% or more of the corporation.

      CERTAIN PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE AND
                                     BYLAWS

          The following summary of certain provisions of Delaware law and our certificate of incorporation and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Delaware law and our certificate of incorporation, as amended, and bylaws, copies of which have been filed with the SEC and are incorporated as exhibits hereto by reference to our registration statement on Form 10, registration statement on Form S-8 and quarterly report on Form 10-Q for the quarter ended March 31, 2002, respectively.

          Our certificate of incorporation and bylaws contain certain provisions that could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise. See also "Description of Capital Stock - Anti-takeover Effect of Provisions in our Charter and Bylaws and Under Delaware Law."

Amendment of Our Certificate of Incorporation and Bylaws

          Our certificate of incorporation may be amended only by being first approved by our board of directors pursuant to a resolution adopted in accordance with Section 242 of the Delaware General Corporation Law, and, except as otherwise provided by law, thereafter approved by the stockholders. Whenever any vote of the holders of voting stock is required to amend or repeal any provision of our certificate of incorporation, then in addition to any other vote of the holders of voting stock that is required by our certificate of incorporation or bylaws, the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of our certificate of incorporation. Unless otherwise required by law, our board of directors may amend our bylaws by the affirmative vote of a majority of the directors. Our bylaws may also be amended by the stockholders, at an annual meeting or at a special meeting called for such purpose, by the affirmative vote of the majority of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class.

Dissolution of the Company

          The Delaware General Corporation Law permits our dissolution by (1) the affirmative vote of a majority of the entire board of directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at an annual or special meeting of stockholders, and
(2) upon proper notice, stockholder approval by the affirmative vote of a majority of the votes entitled to be cast on the matter.

Meetings of Stockholders

          Under our bylaws, annual meetings of stockholders shall be held at such date and time as determined by our board of directors, chairman of the board or president. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for directors or bring other business before an annual meeting of stockholders. Special meetings of stockholders may be called only by a majority of the directors, and only matters set forth in the notice of the meeting may be considered and acted upon at such a meeting.

The Board of Directors

          Our certificate of incorporation provides that our board of directors shall initially consist of four directors and thereafter the number of our directors may be established by our board of directors but may not be fewer than the minimum number required by the Delaware General Corporation Law nor more than eleven. Any vacancy will be filled, including any vacancy created by an increase in the number of directors, at any regular meeting or at any special meeting called for the purpose by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of our board of directors or any authorized committee thereof.

Ownership Limitations

          Our certificate of incorporation contains provisions that limit the ownership by any person of shares of any class or series of our capital stock. See "Description of Capital Stock - Restrictions on Ownership of our Capital Stock."

Limitation of Liability and Indemnification

          Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are our directors, officers, employees or agents, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of our company, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, subject to certain limitations.

          Our certificate of incorporation, as well as our bylaws, provides that we will fully indemnify our officers, directors and employees to the fullest extent possible under the General Corporation Law of the State of Delaware as described above. Additionally, our certificate of incorporation provides that a director will have personal liability for money damages to us or our stockholders for breach of fiduciary duty only for:

          o    a breach of the director's duty of loyalty;

          o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

          o    unlawful dividends or unlawful stock purchases or redemptions; or

          o any transaction from which the director received an improper personal benefit.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

          Directors' and Officers' Insurance and Indemnification

          In 2003, we purchased insurance for the benefit of directors and officers of our company and our subsidiaries against liability incurred by them in their capacity as directors and officers. The premium, including taxes, amounted to approximately $1.3 million. The policy provides coverage to the directors and officers of $50 million for each claim in the policy year. If we become liable pursuant to the indemnification of directors and officers with respect to any action against them in respect of execution of their duties of office, the insurance coverage will extend to us; however, each claim will be subject to a deductible of $500,000.

Business Combinations

          We have elected not to be governed by Section 203 of the Delaware General Corporation Law relating to business combinations with interested shareholders.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

          The following summary discusses the federal income tax considerations anticipated to be material to you. The discussion addresses only holders that hold shares of our common stock as capital assets and does not address the tax consequences that may be relevant to individual stockholders in light of their particular circumstances or any special treatment to which they may be subject under certain federal income tax laws, such as dealers in securities, traders in securities that elect to mark to market, banks, insurance companies, persons liable for the alternative minimum tax, persons that hold securities that are a hedge, that are hedged against currency risks or that are part of a straddle or conversion transaction, persons whose functional currency is not the U.S. dollar, tax-exempt organizations (except to the extent discussed under the heading "- Taxation of Tax-Exempt Stockholders") or non-United States persons. This discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction.

          The information in this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended ("Code"), existing, temporary and currently proposed Treasury Regulations thereunder, the legislative history of the Code, existing administrative interpretations and practices of the Internal Revenue Service (the "IRS"), and judicial decisions, all of which are subject to change either prospectively or retroactively. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations or judicial decisions will not significantly change the current law or adversely affect existing interpretations of the current law.

          You are advised to consult your own tax advisor regarding the specific tax consequences to you of the purchase, ownership and disposition of our common stock.

Taxation of Our Company

          General

          We have made an election to be taxed as a REIT, under Sections 856 through 860 of the Code, commencing with our taxable year ending on December 31, 2001. We believe that we have operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. We intend to continue to operate in such manner, but no assurance can be given that we will continue to operate in a manner so as to qualify or remain qualified as a REIT for United States federal income tax purposes.

          Shearman & Sterling LLP, acting as our special counsel, has delivered an opinion substantially to the effect that, commencing with our taxable year ended December 31, 2001, we have been organized in conformity with the requirements for qualification as a REIT, and our method of operation has enabled and will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on current law and various assumptions, and relies upon the accuracy of certain representations made by us as to factual matters, and an opinion of counsel is not binding upon the IRS. Moreover, qualification and taxation as a REIT depends upon our ability to meet on an ongoing basis (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code, as discussed below, the results of which will not be reviewed by Shearman & Sterling LLP. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

          The provisions of the Code, Treasury Regulations promulgated thereunder and other federal income tax laws relating to the qualification as and taxation of REITs are highly technical and complex. The following discussion sets forth the material aspects of the laws that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and Treasury Regulations thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, which changes may apply retroactively.

          If we qualify for taxation as a REIT, generally, we will not be subject to United States federal corporate income taxes on that portion of our ordinary income or capital gain that we currently distribute to stockholders. The

REIT provisions of the Code generally allow a REIT to deduct dividends paid to our stockholders. This deduction for dividends substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a regular corporation. We will, however, be subject to federal income tax under certain circumstances, among which are the following:

          We will be subject to tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See, however, "Annual Distribution Requirements" below with respect to our ability to elect to treat as having been distributed to our stockholders certain capital gains upon which we have paid taxes, in which case, so much of the taxes as we have paid with respect to such income would also be treated as having been distributed to stockholders.

          We may be subject to the "alternative minimum tax" on our items of tax preference.

          If we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

          We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

          If we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but we have maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by
(2) a fraction intended to reflect our profitability.

          We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders are less than the sum of (1) 85% of our ordinary income for the taxable year, (2) 95% of our REIT capital gain net income for the year (other than capital gain income we elect to retain and pay tax on) and (3) any undistributed taxable income from prior periods (other than capital gains from such years which we elected to retain and pay tax on).

          If we acquire an asset from a corporation that is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within 10 years, then pursuant to the Temporary Treasury Regulations, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent (a) the fair market value of the asset exceeds (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

          Organizational Requirements

          The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons;
(6) not more than 50% in value of the outstanding capital stock of which is owned, directly or indirectly (through the application of certain attribution rules), by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

          We believe that we will have issued sufficient shares of our common stock with sufficient diversity of ownership to allow us to satisfy conditions
(5) and (6). In addition, our certificate of incorporation will provide for certain restrictions regarding the transfer of our capital stock in order to aid in meeting the stock ownership requirements. If we were to fail to satisfy such ownership requirements, our status as a REIT will terminate.

          To monitor our compliance with the stock ownership requirements, we are required to maintain records regarding the actual ownership of our capital stock. To do so, we must demand written statements each year from the record holders of certain percentages of our capital stock in which the record holders are to disclose the actual owners of the capital stock (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. A stockholder who fails or refuses to comply with the demand must submit a statement with its United States federal income tax return disclosing the actual ownership of the capital stock and certain other information. Although we intend to satisfy the stockholder demand statement requirements described in this paragraph, any failure to satisfy those requirements will not result in our disqualification as a REIT under the Code but may result in the imposition of IRS penalties against us.

          In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of a partnership will retain the same character in the hands of a partner qualifying as a REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests, described below.

          Income Tests

          There are two separate percentage tests relating to the sources of our gross income that must be satisfied for each taxable year.

          First, at least 75% of our gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived, directly or indirectly, from investments relating to real property or mortgages on real property (including "rents from real property," "gain from the sale or other disposition of real property," and, in certain circumstances, interest) or from certain other types of gross income specified in Section 856(c)(3) of the Code. Second, at least 95% of our gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived, directly or indirectly, from such real property investments, dividends, interest and gain from the sale or disposition of capital stock or securities (or from any combination of the foregoing).

          In addition, if we should realize any net income from the sale or other disposition of property held primarily for sale to customers in the ordinary course of business (including our share of any such gain realized by any partnership in which we are a partner), then such income would be treated as income from a "prohibited transaction" and would not count towards satisfying the 95% and 75% gross income tests. Such income would also be subject to a 100% penalty tax. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

          Rents received from a tenant will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property" in this prospectus. Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by us are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant." To the extent that services (other than those customarily furnished or rendered in connection with the rental of real property) are rendered to the tenants of the property by the independent contractor, the cost of the services must be borne by the independent contractor. Both for the Related Party Tenant rules and for determining whether an entity qualifies as an independent contractor of a REIT, certain attribution rules of the Code apply, pursuant to which shares of a REIT held by one entity are deemed held by another. In addition to the independent contractor exception, a "taxable REIT subsidiary" in which we own an interest may provide both customary and noncustomary services to our tenants without causing the rent we receive from those tenants to fail to qualify as "rents from real property."

          We believe that we have held and managed our properties in a manner that has given rise to rental income qualifying under the gross income requirements for the REIT.

          If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions will generally be available if our failure to meet such tests was due to reasonable cause and not due to willful neglect, if we attach a schedule of the sources of our income to our United States federal income tax return, and if any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in "- General," even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.

          Asset Tests

          At the close of each quarter of our taxable year, we must satisfy two tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us). Second, no more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Of the investments included in the 25% asset class, subject to an exception for securities in the 75% asset class, (1) the value of one or more "taxable REIT subsidiaries" owned by us may not exceed 20%, of our total assets, (2) the value of any one issuer's securities (other than securities of taxable REIT subsidiaries) owned by us may not exceed 5% of our total assets, (3) we may not own more than 10% of any one issuer's outstanding voting securities, and (4) we may not own more than 10% of any one issuer's securities by value, excluding certain "safe harbor" debt. We may own 100% of "qualified REIT subsidiaries," which are, in general, 100% owned, corporate subsidiaries of a REIT. All assets, liabilities and items of income, deduction and credit of such a qualified REIT subsidiary will be treated as owned and realized directly by us.

          Because substantially all of our assets consist of interests in real property, we believe that we will satisfy the asset tests described above.

          If we fail to satisfy the asset tests at the end of a calendar quarter, such failure would not cause us to lose our REIT status if (1) we satisfied all of the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of our assets). If the condition described in clause (2) of the preceding sentence were not satisfied, we could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

          Annual Distribution Requirements

          In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount equal to at least (A) the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and
(ii) 90% of the net income (after tax), if any, from foreclosure property, minus
(B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year,
(2) 95% of our net capital gain income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and the amount of any net capital gains we elected to retain and pay tax on.

          We may elect to retain rather than distribute our net long-term capital gains. The effect of this election is that (1) we would be required to pay the tax on such gains at regular corporate tax rates, (2) our stockholders, while required to include their proportionate share of the undistributed long-term capital gain in income, would receive a credit or refund for their share of the tax paid by us; and (3) the basis of a stockholder's stock would be increased by the amount of the undistributed long-term capital gains (minus the amount of capital gains tax paid by us and deemed paid by the stockholder).

          It is possible that in the future we may not have sufficient cash or other liquid assets to meet the distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses, on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income, on the other hand. To avoid any problem with the distribution requirement, we will closely monitor the relationship between our REIT taxable income and cash flows and, if necessary, will borrow funds in order to satisfy the distribution requirement. We may be required to borrow funds at times when market conditions are not favorable.

          If we fail to meet the distribution requirement as a result of an adjustment to our tax return by the IRS, we may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

          Failure to Qualify

          If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will they be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we would be entitled to such statutory relief.

Taxation of Stockholders

          Taxation of U.S. Stockholders

                  Taxation of Taxable U.S. Stockholders

          As used herein, "U.S. Stockholder" means a holder of our capital stock who or that is (1) a citizen or resident of the United States, (2) a corporation, partnership, or other entity created or organized in or under the laws of the United States or a political subdivision thereof, (3) an estate or trust the income of which is subject to United States federal income taxation regardless of its source, (4) a trust if (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all substantial decisions of the trust. As long as we qualify as a REIT, distributions made to our taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. U.S. Stockholders that are corporations will not be entitled to a dividends received deduction. To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the U.S. Stockholder, reducing the tax basis of a U.S. Stockholder's capital stock by the amount of such distribution (but not below zero), with distributions in excess of the U.S. Stockholder's tax basis taxable as capital gains (if the stock is held as a capital asset).

          Any dividend declared by us in October, November or December of any year and payable to a U.S. Stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the U.S. Stockholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

          In general, distributions which are designated by us as capital gain dividends will be taxed to U.S. Stockholders as capital gains from the sale of assets held for greater than one year (i.e., "long-term term capital gain") to the extent they do not exceed our actual net capital gain for the year, without regard to the period for which a U.S. Stockholder has held his stock upon which the capital gain dividend is paid. However, corporate U.S. Stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. A portion of such capital gain dividends received by noncorporate taxpayers might be subject to tax at a 25% rate to the extent attributable to certain gains realized on the sale of real property.

          We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. In such event, we would pay tax on such retained net long-term capital gains. In addition, to the extent that we designate, a U.S. Stockholder generally would (1) include his proportionate share of such retained capital gains in computing his long-term capital gains in his return for his taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount so includable), (2) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in such U.S. Stockholder's long-term capital gains, (3) receive a credit or refund for such amount of tax deemed paid, (4) increase the adjusted basis of his shares by the difference between the amount of such includable gains and amount of the tax deemed paid by him, and (5) in the case of a U.S. Stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations (which have not yet been issued).

          Distributions made by us and gain arising from a U.S. Stockholder's sale or exchange of our shares will not be treated as passive activity income. As a result, U.S. Stockholders generally will not be able to apply any passive losses against that income or gain.

          When a U.S. Stockholder sells or otherwise disposes of shares of our stock, the stockholder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the holder's adjusted basis in the shares for tax purposes. This gain or loss will be capital gain or loss if the U.S. shareholder has held the shares as a capital asset. The gain or loss will be long-term gain or loss if the U.S. shareholder has held the shares for more than one year.

          In general, any loss upon a sale or exchange of our capital stock by a U.S. Stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions (actually made or deemed made in accordance with the procedure described above) from us that are required to be treated by such stockholder as long-term capital gain.

                  Taxation of Tax-Exempt Stockholders

          Based upon a published ruling by the IRS, a distribution by us to a U.S. Stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

          Notwithstanding the preceding paragraph, however, a portion of the dividends paid by us may be treated as UBTI to certain domestic private pension trusts if we are treated as a "pension held REIT." We believe that we are not, and do not expect to become, a "pension-held REIT." If we were to become a "pension-held REIT," these rules generally would only apply to certain pension trusts that held more than 10% of our capital stock.

                  Information Reporting and Backup Withholding

          In general, information reporting requirements will apply to dividends in respect of, and the proceeds received on the disposition of our common stock paid within the United States (and in certain cases, outside of the United States) to U.S. Stockholders other than certain exempt recipients (such as corporations), and a 28 percent backup withholding tax may apply to such amounts if the U.S. Stockholder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns or otherwise fails to comply with or establish an exemption from such backup withholding tax. The amount of any backup withholding from a payment to a U.S. Stockholder will be allowed as a credit against the U.S. Stockholder's United States federal income tax liability.

Legislative or Other Actions Affecting Tax Considerations

          Prospective investors should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are regularly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

          Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "2003 Act"), signed into law on May 28, 2003, the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003 but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to items of ordinary income). Finally, "qualified dividend income" received in taxable years beginning after December 31, 2002 and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. However, because REITs generally are not subject to corporate income tax, this reduced tax rate generally does not apply to ordinary REIT dividends, which continue to be taxed at the higher tax rates applicable to ordinary income.

          The new maximum rate of 15% applies to:

          o long-term capital gains recognized on the disposition of REIT shares;

          o REIT capital gain distributions (except to the extent attributable to real estate depreciation, in which case such distributions continue to be subject to a 25% tax rate);

          o REIT dividends attributable to dividends received by a REIT from non-REIT corporations, such as taxable REIT subsidiaries; and

          o REIT dividends attributable to income that was subject to corporate income tax at the REIT level (e.g., to the extent that a REIT distributes less than 100% of its taxable income).

          The 2003 Act could make shares in non-REIT corporations relatively more attractive to certain prospective investors than shares in REITs and could have an adverse effect on the market price of our common stock. Prospective investors are urged to consult their own tax advisers regarding the impact on their particular situations of the provisions of the 2003 Act.

State and Local Taxes

          We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in our common stock.

                              PLAN OF DISTRIBUTION

          We are registering shares of our common stock on behalf of Trizec Canada Inc., or one or more of its affiliates, successors or assigns, as the selling stockholder. We will pay for the costs, expenses and fees in connection with the registration of the shares, except for brokerage commissions incurred by the selling stockholder in connection with the sale or other disposition of the common stock. The selling stockholder may dispose of its shares of our common stock in one or more of the following types of transactions (including block transactions):

          o through delivery of shares of our common stock to Trizec Canada Inc. shareholders in satisfaction of redemptions,

          o    on the New York Stock Exchange,

          o    in the over-the-counter market,

          o    in privately negotiated transactions,

          o    through put or call options transactions relating to the shares,

          o    through short sales of shares, or

          o    a combination of such methods of sale.

          The selling stockholder may sell its shares at prevailing market prices or at privately negotiated prices. Such transactions may or may not involve its brokers or dealers.

          The selling stockholder may offer and sell its shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commission from the selling stockholder and/or the purchasers of shares.

          We have agreed to indemnify the selling stockholder against certain liabilities, including liabilities arising under the Securities Act.

          Certain of the brokers, dealers or agents and their associates who may become involved in the sale of the shares may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

                                  LEGAL MATTERS

          Certain legal matters, including the validity of our common stock, will be passed upon for us by Shearman & Sterling LLP, New York, New York.

                                     EXPERTS

          The financial statements incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

          The Securities and Exchange Commission recently issued Regulation G concerning the use of non-GAAP financial measures. Prior to the adoption of Regulation G by the Securities and Exchange Commission effective March 28, 2003, we included in our Form 10-K funds from operations, which is a non-GAAP financial measure that we believe to be helpful to a reader's understanding of our financial statements. Our Form 10-K did not include the reconciliations of these non-GAAP measures to their most comparable GAAP measures that are now required under Regulation G. Because we incorporate by reference in this prospectus our Form 10-K, we present below, in compliance with Regulation G, reconciliations for funds from operations included in our Form 10-K to its most comparable measure presented in accordance with GAAP.

Funds from Operations

          We believe that funds from operations, as defined by the National Association of Real Estate Investment Trusts, or NAREIT, is an appropriate measure of performance for an equity REIT. The White Paper on Funds from Operations, approved by NAREIT in April 2002, defines funds from operations as net income (loss), computed in accordance with GAAP, excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We compute funds from operations as net income available to common shareholders adjusted for sales of properties, real estate related depreciation and amortization, (gain) loss on early debt retirement, minority interest, recovery on insurance claims and cumulative effect of change in accounting principle. In addition, we eliminate the effects of provision for loss on real estate and provision for and loss on investments because they are not representative of our real estate operations. We believe that funds from operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, investing activities and financing activities, it provides investors with an indication of the ability of a company to incur and service debt, to make capital expenditures and to fund other cash needs. Our computation of funds from operations may not be comparable to funds from operations reported by other REITs. Funds from operations does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to net income, determined in accordance with GAAP, as an indication of our financial performance or to cash flows from operating activities, determined in accordance with GAAP, as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

          The following table reflects the calculation of funds from operations for the years ended December 31, 2002, 2001, 2000, 1999 and 1998:

                               FFO Reconciliation
                                  (in millions)

                                                                2002         2001        2000       1999       1998
                                                                ----         ----        ----       ----       ----
Net (Loss) Income Available to Common Shareholders             $(188.8)    $(152.5)     $383.0      $38.3     $402.3

Add/(Deduct):
    (Gain) Loss on Disposition of Real Estate                     (3.0)        2.1       (36.9)       -       (535.0)
    Gain on Disposition of Discontinued Real Estate               (4.9)        -           -          -          -
    Depreciation and Amortization (Real Estate Related)
       Including Share of Unconsolidated Real Estate
       Joint Ventures and Discontinued Operations                190.5       174.9       161.8      142.3       85.8
    Loss on Early Debt Retirement                                  -          18.0         1.5        -          -
    Minority Interest                                             (1.8)       (0.4)       (0.6)      (1.5)      (1.1)
    Recovery on Insurance Claim                                   (3.5)        -           -          -          -
    Cumulative Effect of Change in Accounting Principle            -           4.6         -          -          -
    Provision for Loss on Real Estate and Investments            260.2       258.0         3.7       41.4        -
    Provision for Loss on Unconsolidated Real Estate
    Joint Ventures                                                58.9        46.9         -          -          -
    Provision for (Benefit from) Income Taxes                      -           8.9      (262.2)      21.6      246.4
                                                                ------      ------      -------    ------     ------
Funds From Operations Available to Common Shareholders          $307.6      $360.5      $250.3     $242.1     $198.4
                                                                ======      ======      ======     ======     ======

                       WHERE YOU CAN FIND MORE INFORMATION

          You may obtain from the SEC, through the SEC's web site or at the SEC offices mentioned in the following paragraph, a copy of the registration statement, including exhibits, that we have filed with the SEC to register the securities offered under this prospectus. The registration statement may contain additional information about our company and the securities being offered that may be important to you.

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You also can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060. These SEC filings are also available to the public from commercial document retrieval services.

          We make available free of charge at www.trz.com copies of materials we file with, or furnish to, the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and amendments to those filings, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our web site is not a part of this prospectus.

                           INCORPORATION BY REFERENCE

          The SEC allows us to "incorporate by reference" into this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of the offering under this prospectus will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC and any documents we file with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed (other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed):

          o    Annual Report on Form 10-K for the year ended December 31, 2002;

          o Quarterly Reports on Form 10-Q for the periods ended March 31, 2003 and June 30, 2003; and

          o Current Reports on Form 8-K dated April 11, 2003, April 14, 2003, May 20, 2003 and August 29, 2003.

          Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

          You may request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at 233 S. Wacker Drive, Suite 4600, Chicago, IL 60606, telephone (312) 798-6000, attention: Investor Relations.

          Exhibits to a document will not be provided unless they are specifically incorporated by reference in this document.

          The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision.

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                                10,000,000 SHARES



                             TRIZEC PROPERTIES, INC.



                                  COMMON STOCK











                                   ----------
                                   PROSPECTUS
                                   ----------









                                October 22, 2003


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